UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
   ☑ Check box if Amendment is material and investors must reconfirm within five business days.
     Nature of Amendment: updated Investment Bonus Structure and revisions to the Company's ownership structure.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Plainview Beef Co LLC

Legal status of issuer

   Form
   Limited Liability Company

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   January 12, 2024

Physical address of issuer
12501 S Florence, Jenks, OK 74037

Website of issuer
plainviewbeef.com

Name of co-issuer
Plainview Beef 2024 CF SPV LLC

Legal status of co-issuer

   Form
   Limited Liability Company

   Jurisdiction of Incorporation/Organization

Delaware

Date of organization
February 14, 2024

Physical address of co-issuer
12501 S Florence, Jenks, OK 74037

Website of co-issuer
plainviewbeef.com

Name of intermediary through which the Offering will be conducted
EquityVest

CIK number of intermediary
1774391

SEC file number of intermediary
007-00215

CRD number, if applicable, of intermediary
306570

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
A tiered Platform Fee as follows:

$ Amount >	$ Amount =<	Rate	Fees
$ 0	$ 250,000	6.000%	$15,000
$ 250,000	$ 500,000	5.000%	$12,500
$ 500,000	$ 1,000,000	4.000%	$20,000
$ 1,000,000	$ 5,000,000	3.000%	$120,000

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
No.

Stock, Warrants and Other Compensation - None.

Name of qualified third party "Escrow Facilitator" which the Offering will utilize -
North Capital Private Securities Corporation

Type of security offered
Common Units in Co-Issuer

Target number of Securities to be offered
355,000

Price (or method for determining price)
$1.00

Target offering amount
$355,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At Issuer's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
April 30, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees - 2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 22, 2025

FORM C/A - Amended Offering Statement

Up to $5,000,000.00

Plainview Beef Co LLC

_____

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Plainview Beef Co LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), and its crowdfunding vehicle, Plainview Beef 2024 CF SPV LLC, a Delaware Limited Liability Company (the "Co-Issuer," together with the Company, the "Issuers"), to prospective investors for the sole purpose of providing certain information about a potential investment in Common Units of the Co-Issuer. The Co-Issuer will use the proceeds raised from the sale of such Common Units to fund its purchase of the Company's Common Units. As described more fully below, in purchasing the Co-Issuer's Common Units, purchasers will receive Co-Issuer securities that provide an indirect economic interest in the Company's Common Units on materially the same terms and with the same rights as those who purchase directly from the Company. For this reason, and in compliance with Regulation Crowdfunding under the Securities Act of 1933 (the "Securities Act"), the Issuers are considered to be co-issuers of the combined offering of the to the Co-Issuer and, in turn, the Common Units to purchasers thereof (together, the "Offering"), and are providing prospective investors here with information related to both the Company's and the Co-Issuer's Common Units (collectively, the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Issuers intend to raise at least $355,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company or the Co-Issuer, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Issuers are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase and to thereby obtain an indirect economic interest in the Company's Common Units, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Co-Issuer in its sole and absolute discretion. The Issuers have the right to cancel or rescind their offer to sell the Securities at any time and for any reason.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, EquityVest LLC (the "**Intermediary**"). All committed funds will be held in escrow with North Capital Private Securities Corporation f(the "**Escrow Facilitator**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates for a Closing, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

The Offering is being made through EquityVest (the "Intermediary"). The Intermediary will be entitled to receive the following platform fees, which are also described above.

$ Amount >	$ Amount =<	Rate	Fees
$ 0	$ 250,000	6.000%	$15,000
$ 250,000	$ 500,000	5.000%	$12,500
$ 500,000	$ 1,000,000	4.000%	$20,000
$ 1,000,000	$ 5,000,000	3.000%	$120,000

The table below presents the Service Fees and Commissions under different assumptions.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$0	$500.00
Aggregate Minimum Offering Amount	$355,000.00	$22,750.00	$332,250.00
Aggregate Maximum Offering Amount	$5,000,000.00	$167,500.00	$4,832,500.00

(1) This excludes fees to the Issuers' advisors, such as attorneys and accountants.
(2) This includes the Intermediary's Platform Fees.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Co-Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Issuers filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on their shared or respective websites at plainviewbeef.com no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate their reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section

15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company, the Co-Issuer or another party, or 5) the liquidation or dissolution of the Company or the Co-Issuer.

The date of this Form C/A is January 22, 2025.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE CO-ISSUER AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY OR THE CO-ISSUER IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THE SECURITIES OFFERED HEREUNDER ARE SUBJECT TO RESTRICTIONS THAT LIMIT THE HOLDER'S ABILITY TO TRANSFER SUCH SECURITIES. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "RISK FACTORS".

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE ISSUERS WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, THE CO-ISSUER AND THEIR RESPECTIVE MANAGEMENT TEAMS CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING, THE COMPANY, AND THE CO-ISSUER. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF

BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW FACILITATOR AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUERS RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S

CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Issuers will provide the opportunity to ask questions of and receive answers from their respective management teams concerning the terms and conditions of the Offering, the Issuers or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Issuers contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Issuers do not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Please be advised that the paragraphs numbers and the titles to the sections correspond with those set forth in the standard Form C/A published by the SEC.


THE COMPANY


1. **Name of the Issuer and Co-Issuer:**
   A. Issuer: Plainview Beef Co LLC (the "Company") is a Delaware Limited Liability Company, formed on January 12, 2024.
   B. Co-Issuer: Plainview Beef 2024 CF SPV LLC (the "Co-Issuer") is a Delaware Limited Liability Company, formed on February 14, 2024.
   C. Information about the Issuer: The Company is located at 12501 S Florence, Jenks, OK 74037. The Company's website is plainviewbeef.com. The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.
   D. Information about the Co-Issuer: The Co-Issuer is located at 12501 S Florence, Jenks, OK 74037. The Co-Issuer's website is plainviewbeef.com. The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.


ELIGIBILITY


2. **The Issuers have certified that all of the following statements are TRUE** for each of the Company and the Co-Issuer in connection with this Offering:
   - Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
   - Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
   - Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
   - Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
   - Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
   - Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

3. **Neither the Issuer or the Co-Issuer, or any of their respective predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.**


MANAGERS AND DIRECTORS OF THE COMPANY


4.   Information about each Manager and each Director (and any persons occupying a similar status or performing a similar function) of the issuer:

There are two Co-Managers for the Company- Debra Sweeney and Gabriel Orr.

The Company is managed by a Board of Directors, which will initially include Debra Sweeney and Gabriel Orr, but the Managers can and intend to appoint additional members of the Board of Directors. The Managers and the officers of the Company are responsible for the conduct of the Company in the ordinary course of business and the Board of Directors have authority over extraordinary matters typically reserved to a Board of Directors.

The Managers, who are also officers of the Company, are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

A.   *Name*- Gabriel Orr

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Employer: PlainView Beef Co LLC
Title: Co-Manager, Member of the Board of Directors and CEO
Responsibilities: Serving as CEO

Dates of Service: Jan. 2024 – Present.

Prior Positions with the Company: none

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates:

Name of Entity: Precision Capital Ventures, LLC
Principal Business of Entity: Creating and developing private equity, venture capital and other investment opportunities and raising funds to execute such opportunities.
Title: Managing Member
Dates of Service: 2021 - 2024
Responsibilities: Manage venture development firm which evaluates and works toward securing various investment opportunities.

Name of Entity: Cool Blue Capital, LLC
Principal Business of Entity: Creating and developing private equity, venture capital and other investment opportunities and raising funds to execute such opportunities.
Title: Consultant
Dates of Service: 2020 - 2022;
Responsibilities: Assist in securing Philippine market approval of an American company's patented technology.

Name of Entity: Cornerstone Energy Development, Inc.
Principal Business of Entity: Development, management and exit of wind energy projects
Title: Managing Director
Dates of Service: 2011-2018; Consultant, 2018-2022
Responsibilities: Developed and assisted in handover of $220 million wind energy project in Philippines.

Education
Oral Roberts University; Masters in Business Administration and Finance, 2006.
Oral Roberts University, Bachelor of Science in Finance, 2003.

    B.   *Name*- Debra Sweeney

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Employer: PlainView Beef Co. LLC
Title: Co-Manager, Member of the Board of Directors and CMO
Responsibilities: Serving as CMO
Dates of Service: Jan. 2024 – Present.

Prior Positions with the Company: none

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Rosie's Farm Properties
Principal Business of Entity: To own and develop controlled environment agriculture for both animal and human consumption.
Title: CEO
Responsibilities: Handled the majority of administration functions, while securing future possibilities through networking, grants, and future minded endeavors.
Dates of Service: 2021- Present

Employer: Self
Principal Business of Entity: Worked with APEX insurance Derrick Lopez to offer Life Insurance and Medicare Policies to our clients.
Title: Insurance Agent (Health and Life);
Responsibilities: Focused on providing insurance for the senior market including both final expense and medicare.
Dates of Service: 2016-Present

Education
UCLA; Certificate of Early Childhood Education Teaching and Certificate of Early Childhood Education Administration Pacific Oaks College;
B ABLE program Nevada Real Estate Course Insurance Course for Life and Health Insurance AHIP Medicare education classes

OFFICERS OF THE COMPANY

5. Information about Officers of the Company. Please see response #4 above.

PRINCIPAL SECURITY HOLDERS

6. Names and ownership levels of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name	Ownership level of voting equity securities
Gabriel Orr	37.88%

Holders of Common Units have no voting rights, with the exceptions that: (i) holders may vote to elect a successor Manager in the event that the position is vacant pursuant of the terms of the LLC Agreement for the Company; (ii) holders of Common Units may be asked to approve Affiliated Party transactions in the event that there are no Board members who are disinterested; (iii) an amendment to the LLC Agreement is proposed that that has a materially and disproportionately adverse effect on Members of a class of Securities compared to the effect on other Members in the same class, or (iv) there may be other situations where the Board decides to seek Member approval. Further, there are also non-voting Common Units issued to Members other than Investors which do not have voting rights in any event.

Capitalization of the Company

The Company has issued the following outstanding securities:

Type of security	Common Units
Amount outstanding	15,000,000
Voting Rights	One vote per Voting Unit owned, but voting rights are extremely limited
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	These Units are from the same class as the Units being offered in this offering. The Board of Directors of the Company may authorize issuance of more securities, which may have preferential rights and also be dilutive of the Common Units.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	100%

Other as described above, there are no differences between the Securities issued pursuant to Regulation CF and each other class of security of the Company.

The Company has the following debt outstanding: $0.00

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Capitalization of the Co-Issuer

The Co-Issuer has one class of units, the Common Units, that represent, on a one-to-one basis, the Common Units of the Company.

The Co-Issuer has the following debt outstanding: $0.00

The Co-Issuer has not conducted any offerings, exempt or not, in the past 3 years.

Ownership of the Co-Issuer

The Co-Issuer will be owned 100% by the Investors.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Detailed Description of the business of the Issuer and the Anticipated Business Plan of the Issuer.

THE COMPANY

Operations

The Company was formed in January 2024 and has not begun operations.

During the first twelve months of operations, PLAINVIEW BEEF plans to provide an area suitable to accommodate the installation of sprout growing equipment and immediately thereafter begin feeding cattle. We anticipate the first feeding cycle to be approximately 160 days to finish the cattle and prepare for butcher. If we're able to achieve our projected timeline, this would allow us to deliver our first cycle of cattle approximately 10 - 12 months after securing sufficient capital to begin operations. It is our goal to raise enough capital to carry out our business plan within 3 - 6 months of the kick-off of this Offering. We project our first year of operations to be limited to approximately 80 head of cattle on feed and do not expect to be profitable in the first 12 months of operations. However, we do anticipate increasing the number of cattle on feed during the 2nd year of operations and project to be profitable by the 3rd year and beyond.

Liquidity and Capital Resources

We are projecting to raise $5 million through this Regulation CF capital raise. We will break escrow and begin operations once we've reached $355,000. This will allow us to purchase and install the first line of equipment to grow sprouts and then as additional capital is raised, we will purchase as many cattle as we have sufficient capital to allow, up to 100 head. To be able to purchase all of the equipment required to grow enough sprouts to harvest and feed 100 head daily, and purchase the cattle, we will need to raise a minimum of $1.4 million. As additional capital is raised, we will plan to maintain approximately $1 million in working capital reserve and then begin to increase our cattle numbers as we demonstrate our ability to secure an adequate number of subscribers to sell the volume of beef. We anticipate a continued growth trajectory until we reach the number of cattle on feed required to consume the volume of sprouts that we're able to grow and harvest daily through 60 lines of sprout growing equipment. We project the company to be consistently profitable once the Company reaches 20 lines of sprout growing equipment, and for profitability to increase beyond that point.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

The Company may choose to secure debt financing based on the value of its assets. The Advisers to the Company have significant experience in obtaining loans from banks to fund cattle operations. Currently, it is contemplated that the Company will obtain a line of credit to fund many costs of operations, such as a significant percentage of the cost of cattle, plus the cost of transporting cattle, the cost of feed, the cost of raising the cattle, the cost of harvesting the cattle, the cost of storage, packaging and shipping the beef products and insurance for the cattle operation.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with our operations) that, if the Minimum Amount is raised in this Offering, these funds when combined with our line of credit will be sufficient to satisfy our contemplated cash requirements through approximately the end of the calendar year 2024, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we increase the number of cattle we own and expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;
* The financial terms and timing of any strategic collaborations, licensing or other arrangements into which we may enter;
* The rate of progress and cost of our cattle business;
* The need to respond to technological changes and increased competition;
* The cost and delays in product development and delivery that may result from changes in regulatory requirements applicable to our products;
* Sales and marketing efforts to bring these new product candidates to market;
* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
* Lack of demand for and market acceptance of our products and technologies.

Capital Expenditures and Other Obligations

The Company intends to evaluate future opportunities and consider those which management believes to be in the best interest of the Company with consideration of the capital available to work with.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Description of the Business

The Company plans to earn revenue using time tested techniques of raising and feeding cattle in combination with new and innovative high-speed feed growing technology. With this technology, the Company will grow a sprouted grass feedstock that will be incorporated into our cattle feeding processes to produce a verifiability healthier beef product.

Business Plan - The Company

The Company is committed to bringing the best experience to its customers through its innovative cattle feeding process. The Company will leverage its unique plan to use revolutionary sprout growing technology to feed freshly harvested sprouts to our cattle each day. The use of controlled environment agriculture will allow us to reduce the water consumption needed to grow the sprouts, vs traditional farming practices by approximately 90%, while maintaining computer control of all inputs, allowing us to provide our investors / customers with complete and full disclosure of everything that goes into our growing process. We believe that by using our technology advancements in reducing water consumption in agriculture and using freshly harvested sprouts as feed will allow our cattle to continue on the growth curve and naturally develop the needed muscle marbling to produce superior tenderness, taste, and nutritional content in each cut of our beef. We hope to develop beef that will rival and exceed the characteristics that our future customers, subscribers & investors have come to expect from their favorite steak house or restaurant. We believe that by changing the feeding process, we can achieve these results. It is our intention to provide our customers, subscribers and investors with a PLAINVIEW of all that goes into our cattle. This means a PLAINVIEW of cattle genetics, conditions of how the calves were raised and fed, assuring no steroids or hormones, no antibiotics, and no grain. Then we will provide detailed disclosure of how our sprouts are raised with no GMO seed, no chemical additives, such as fertilizers, pesticides or fungicides. We believe use of the term "organic" has become a means of justifying higher prices with little idea of what the word "organic" really means. For this reason, we do not intend to adhere to industry norms such as the term "organic" to describe our beef, we'll just focus on keeping everything in PLAINVIEW by providing full disclosure. We plan to market our beef primarily direct to our investors, subscribers and customers and then look to wholesale markets to clean up inventory and manage the flow. We promote a culture of quality and integrity in all aspects of our business, including the exceptional team we'll be working with and all that goes into this process from calves to your plate. We invite all stakeholders to share in this culture with us. This commitment fosters lasting relationships with our investors who will also be our customers.

The Company's Products and/or Services

Product / Service	Description	Current Market
Beef	grass-fed and sprout-finished beef	retail consumers

The proceeds of the Offering will be used to launch a cattle farming operation, which will result in the production of 100% grass-fed and sprout-finished beef, for direct sale to retail consumers.

The Company's product is not currently in production, but the Company intends to distribute its beef products directly to consumers.

Competition

The Company's primary competitors are sellers of beef in the following sectors. Retail: grocery stores such as Walmart, Whole Foods, Sprouts, and Wegmans. Bundles: McCafferty Ranch, Half Cow Beef, Hillcrest Beef. Subscription: Good Chop, Butcherbox, Omaha Steaks. Direct Offering: Agridime, US Wellness Meats.

While there are many competitors selling "grass fed" beef, we intend to differentiate PLAINVIEW BEEF through our process and method of feeding sprouts to our cattle for the last 120 - 180 days prior to butcher. This process and methodology should produce meat quality of tenderness and taste that is not readily available in the market today. The process we will use will allow the cattle to naturally develop the muscle marbling that is required to achieve tender and tasty meat. In conclusion, we believe that our customers will quickly learn that they cannot find other "grass fed" beef options that are comparable. Our confidence is because we've been unable to identify other competitors using similar technology or feeding process which would allow their cattle to achieve similar muscle marbling.

Supply Chain and Customer Base

We have an understanding with a manufacturer of the sprout growing equipment to provide us with our daily feed needs at or near our cattle feeding operations. We expect to purchase the sprouts at $150 / ton, harvested fresh every day and feed them to our cattle within 1 - 10 hours of harvest each day. The only raw materials required to grow the sprouts, will be non-GMO wheat seed and water. We will be located in areas where both will be plentiful, relative to the volumes required. The water consumption anticipated to grow the sprouts is about 90% less than traditional methods of growing wheat. We may choose to feed alfalfa hay with our sprouts, but if this is the case, there is ample availability of alfalfa in the areas as well.

The Company does not currently have customers, but the Company's intended customers are retail consumers of beef who will participate in a direct to consumer format.

Intellectual Property

The Company is dependent on the following intellectual property: The Company intends to register trademarks for several concepts related to its name and intends to develop best practices for feeding cattle and cattle care. We will endeavor to create new methods of improving the feed and the feeding process.

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Owning / feeding cattle	State Governments	None		

We intend to work with 3rd party companies and individuals to feed our cattle on a custom basis. There are no government licenses or approvals required to feed cattle. We will rely on the licenses and approvals of our 3rd party feeders and then the butchers and processing plants to prepare and ship our beef.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Co-Issuer's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is 12501 S Florence, Jenks, OK 74037

The Company conducts business in Oklahoma.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 2 employees.

Advisers of the Company

The Company has 5 key Advisers.

The advisers to the Company have extensive experience in the cattle industry and will be able to extend this knowledge and experience to the PLAINVIEW team as needed.

Boyd Orr - 70 years in farming and ranching at the Orr farm in Kansas. 25 years as an owner and operator of a cattle feed yard with an average capacity of 20k head. Spent the last 6 years as a legislator in Kansas House of Representatives.

Brent Orr - Initial post graduate career was spent working as a CPA in rural NE Colorado. Has involvement working directly and indirectly in the cattle business in many capacities; in the cow / calf segment, managing calves on pasture for myself and others, managing a growing lot for feeder calves, and for the last 15 years in agricultural lending as a bank director and loan committee member. Finally, the last 5+ years in private equity/finance.

Ryan Shay - 30 years in ranching. Currently the owner of 500 head cow / calf operation in Northwest Kansas.

Larry Gardner - 60 years in farming and ranching. Currently the owner of 2,500 head cattle operation in Colorado and Oklahoma.

Jerot Pearson - Owns and manages a 5th generation farm operation in Western Kansas dedicated to regenerative farming practices. Jerot is a licensed professional engineer and a business owner of manufacturing and development ventures.

THE CO-ISSUER

Business Plan - The Co-Issuer

Plainview Beef 2024 CF SPV LLC (the "Co-Issuer") was formed by or on behalf of the Company on February 14, 2024 in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the Investment Company Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's Securities in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of the Co-Issuers Securities to purchase the Company's Securities;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  o If contemplated by the terms of the Operating Agreement, the voting of the Securities it holds, noting that is will only vote the in accordance with such instructions; and
  o Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the Securities and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

Manager of the Co-Issuer

The Company is the manager of the Co-Issuer.

Indemnification

Indemnification is authorized by the Co-Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Co-Issuer

The Co-Issuer currently has 0 employees.

RISK FACTORS

8. Material Factors that Make an Investment in the Company Speculative or Risky:

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a start-up Company and our business model currently focuses on building a premium beef brand and commencing operations that can feed our cattle with freshly grown sprouts to the optimum weight needed to achieve the desired taste and health benefits for our consumers. This focus may not produce the desired results that could be otherwise achieved by using other methods of feeding cattle, and/or exploiting other sales channels and/or by pursuing other business plans. While we intend to generate revenue and profits in the future, we cannot assure you when or if we will be able to do so.

We may experience difficulty in raising adequate capital through this offering and by attempting to obtain a line of credit.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research, development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company was formed under the laws of Delaware on January 12, 2024. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our feed centers which will directly effect the number of cattle we can raise and market to our end consumers, and subsequently may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience in (i) ranching, (ii) science related to maximizing the benefits of our cattle feed and cattle feeding process and who can development new methods, (iii) business roles that translate to our industry, (iv) sales and marketing of our beef products, and (v) other key roles .

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We may face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our products. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our beef products is highly competitive.

The Company intends to offer healthier, better-tasting beef products. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved beef products and thus may be better equipped than us to develop and commercialize their beef product lines. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our beef products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide the feed stock for our cattle operations, which is the major source of differentiation from our competition.

We depend on these feed service providers to meet our cattle nutrition related demands and help them gain the adequate weight needed to produce our beef products. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon feed supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate feed production for our cattle, do not provide feed quantity and quality enough to meet the cattle's nutritional requirements helping them perform to our expectations. Our feed suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular green sprouted cattle feed.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

We rely on single or a limited number of service providers and outsourcing vendors for a number of key functions, including marketing, purchasing cattle, transporting cattle, providing ranching services to raise the cattle, processing the cattle, packaging, storing and shipping the beef products to customer and more. We do so because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in operations. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to perform the critical services described above. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services, such as monitoring the production of premium grade feed and monitoring our cattle feeding process.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, and/or a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of health focused beef products, our business depends on developing and maintaining close and productive relationships with our vendors, particularly with regard to the acquisition of cattle, the development of our cattle and the acquisition of premium grade cattle feed.

We depend on our vendors to sell us quality products at favorable prices particularly with regard to the purchase of cattle and premium grade cattle feed. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality products at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products.

Quality management plays an essential role in determining and meeting customer requirements, preventing sub-standard or unhealthy products and improving the Company's products and services.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source cattle and other feedstocks from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our cattle, we may be subject to faulty, spoiled or tainted cattle and feedstock inputs, which would negatively affect our end beef products to our consumers. This could decrease customer demand for our products. In addition, if there are serious illness or injury due to our beef products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

In general, demand for our beef products and beef delivery services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

We will receive and store individually identifiable data associated with our customers, vendors and potential investors. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and privacy laws, and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations relating to purchasing and the delivery of our beef products depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our investors and customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We have a need to store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy as it enables us to attract customers, create profiles for customers, and provide user friendly order processes and payments. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the products we provide to customers, and damage our reputation, and cause a loss of confidence in our products, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we will have to devote significant resources to data processing and security. The expenses associated with protecting such sensitive information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters.

Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Specifically, extreme temperatures, extreme droughts, excessive precipitation, and other weather events in areas caused by climate change where our cattle are located, or where our cattle feed is grown could have a material adverse effect on our results of operations, financial condition, and liquidity.

Livestock loss condition associated with adverse weather, disease resulting from adverse weather, and predation by federally protected species.

Some adverse weather events include hurricanes, floods, blizzards, wildfires, extreme heat or cold, tornados, and an array of other weather events which unexpectedly occur. We cannot be compensated for above-average mortality levels in our herd of cattle if there is not a loss condition to accompany it.

For example, extremely low temperatures and increased moisture compromise the immunological robustness of animals and create more favorable conditions for pathogens. This adverse weather event results in ideal growing conditions for larkspur, which is extremely toxic to cattle. During this loss period, larkspur would be growing more abundantly, and therefore, increased consumption by livestock would result in increased mortality rates. These conditions increase the mortality rate beyond what is attributable to just the extreme cold.

In addition, drought can cause significant damage to pastures and native rangeland. As a result, cattle and other grazing livestock inventories may be intentionally reduced to avoid overgrazing on that land, or abnormal hay supplementation may occur.

We may become subject to legislation, regulation and litigation regarding climate change, and compliance with any new rules could be difficult and costly.

Concerned parties, such as legislators and regulators, shareholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change, regulating GHG emissions and energy policies. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations. Due to the uncertainty in the regulatory and legislative processes, as well as the scope of such requirements and initiatives, we cannot currently determine the effect such legislation and regulation may have on our operations.

Cattle are a significant source of GHG, most notably methane, which is a destructive GHG. We believe that our use of a premium grade cattle feed will reduce GHG emissions, but there are no guarantees of that at this point. It is possible that raising cattle could become regulated as a producer of GHG, which could have negative consequences on our operations, business prospects and Company. We could face increased costs related to defending and resolving legal claims and other litigation related to climate change and the alleged impact of our operations on climate change. Specifically, there has been a growing trend where lawsuits are filed against companies which emit GHGs.

Raising cattle comes with the risk of disease and must be managed properly and promptly.

The most common causes of alarm for beef cattle are Bovine Respiratory Disease, Bovine Viral Diarrhea, Pinkeye, Blackleg, Mastitis, Foot Rot, Calf Scour, Anthrax, Foot and Mouth, among others. With good management, many of the most common diseases can be effectively controlled, but diseases can have a significate impact on herd health and productivity. While the risk of substantial death loss due to disease remains low with typical industry averages for death loss are below 3%, catastrophic events are noted in modern times. A direct economic impact of clinical and subclinical livestock disease conditions is the loss of, or reduced efficiency of, production. Lost production would negatively impact the Company. The magnitude of the economic burden will depend on production conditions and market circumstances.

Many of the risks of raising cattle may not be covered by available risk abatement options, such as insurance, in a cost-effective manner.

There are numerous potential sources of risk abatement available in the cattle industry, and management of the Company, with the assistance of its industry expert advisers, is reviewing all credible alternatives. There are no assurance that risk abatement options, including insurance and governmental programs, are available to cover all risks. Further, risk abatement options may be available but may not be financially feasible. For these reasons, we can make no assurances that the risks of operating our business, many of which are discussed herein, can be hedged by risk abatement plans and programs.

The Company's success depends on the experience and skill of the board of directors, its executive officers, key employees and key advisers.

In particular, the Company is dependent on Gabriel Orr and Debra Sweeney who are Co-Managers, CEO and CMO of the Company, respectively. The Company has or intends to enter into employment agreements with Gabriel Orr, Debra Sweeney, and Brent Orr although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Gabriel Orr and Debra Sweeney or any member of the board of directors, executive officers or key advisers could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Gabriel Orr, Brent Orr, and Debra Sweeney in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Gabriel Orr, Brent Orr, and Debra Sweeney die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. Other potential adverse consequences include disruptions in: cattle transportation, meat processing, storage, packaging and shipment, marketing and sales efforts, supply chain, etc. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We are dependent on third-party suppliers for cattle, key raw materials, packaging materials and cattle feeding inputs, and our use of natural ingredients exposes us to weather and crop reliability.

We purchase the cattle, raw materials used to feed our cattle, including wheat, barley, hay, and other ingredients, and the procurement of our cattle from a number of domestic third-party suppliers. The demand for cattle in the United States is high due to huge reduction in cattle herds across the country. Certain U.S. cattle suppliers are in limited supply and prices have risen for both spot purchases and forward contract pricing, accordingly. The cattle industry is facing shortages, and other beef cattle companies with greater financial resources than us have the ability to purchase large quantities of cattle beyond what we could. In addition, cattle, wheat, barley and hay are agricultural products and therefore many outside factors, including weather conditions, farmers rotating out of wheat or barley to other crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the cattle, wheat, barley, and hay crops each year, and significant failure of these commodities would adversely affect our business.

The process of growing sprouts from wheat and barley requires a constant supply of fresh water.

Parts of the country have been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future. In addition, we source a substantial portion of our wheat and barley from Northern and Mid-Western regions of the USA. This region has faced drought conditions in the past, and any future droughts could materially and adversely affect our ability to source wheat and barley in the future.

Growth rates higher than planned or the introduction of new products could create higher demand for inputs greater than we can source.

Although we believe that there are alternative sources available for cattle and feedstock inputs, there can be no assurance that we would be able to acquire such from substitute sources on a timely or cost-effective basis in the event that our desired suppliers could not adequately fulfill contracts, which would adversely affect our business and results of operations.

We source certain packaging materials, such as boxes, containers, bags, dry ice, labels, and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

Our beef cattle business uses 3rd party processing plants to package and age the beef we produce.

We compete with large producers and other cattle producers for such business, which may be in limited supply. If we are unable to achieve cattle volumes on feed it could affect our ability to achieve commercially reasonable prices for processing and packaging, which could have a material adverse effect on the growth prospects, financial condition and results of operations of our business.

We are heavily dependent on our ability to distribute directly to our consumers.

In the United States, where substantially all of our beef will be sold, we must build our consumer demand from scratch. We currently have a limited network of relationships and our sustained growth will require us to build and maintain a much larger pool of relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to build and maintain a distribution network for our beef products and/or secure additional distribution contracts on terms favorable to us, or at all.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under most of these state laws, distribution agreements for beef can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation or failure to meet reasonable contractual requirments) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a beef supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. Therefore, when we have enter into contractual relationships with potential distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the beef distribution industry, which could adversely affect the financial stability of distributors on which we rely.

We are subject to governmental regulations affecting our beef cattle operations in the event that we change our business model for outsourcing managing the cattle, for harvesting the cattle and for shipping beef products.

Federal, state and local laws and regulations govern the production and distribution of beef, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. If we change our business model, then we may have to obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Trade Bureau, the Food and Drug Administration, state regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Noncompliance with such laws and regulations may cause the Trade

Bureau or any particular state or jurisdiction to revoke its permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

We may experience a shortage of seed, hay, or cattle necessary to distribute beef.
We can only distribute our beef through dependence on third parties. If beef demand increases, we may experience a shortage of available inputs needed to fill sales orders. If we cannot meet our cattle requirements through purchases, we may be required to delay some of our beef shipments. Such delays could have an adverse impact on sales and relationships with customers and potential wholesalers.

The beef cattle business is somewhat seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.

Inability to secure beef-packers for our products could impair our operations and substantially reduce our financial results.
We rely on third parties, called beef packers in our industry to process our products. We currently have three parties interested in packing our beef. These packers will only inter into an agreement with us should we be able to produce the volume of cattle necessary to enter into such an agreement. Such agreements will take a number of calendar days prior to initiation to secure and once the initial term ends a subsequent extension period will need to be negotiated. Our dependence on beef packers puts us at substantial risk in our operations. If we are unable to build these relationships on an ongoing basis, we may be unable to establish such relationships on favorable terms, if at all.

The inability to attract or the loss of our third-party distributors could impair our operations and substantially reduce our financial results.
We will seek to expand distribution of our products by entering into strategic arrangements with restaurants or other direct store delivery distributors that have established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beef products. In many cases, such products compete directly with our products. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our beef products and branding.
Our business depends on acceptance by both our end consumers as well as any independent distributors of our brands as beef brands that have the potential to provide incremental sales growth. We believe that the success of our product brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brand to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:
- the introduction of competitive food products;
- changes in consumer preferences among beef products;
- changes in consumer eating and snacking habits, including trends away from eating meat or certain related categories and/or products;
- changes in awareness of the social effects of farming and food production;
- changes in consumer perception regarding the healthfulness of our products;
- the level and effectiveness of our sales and marketing efforts;
- any unfavorable publicity regarding cattle, beef products or similar products;
- any unfavorable publicity regarding our brand;

- litigation or threats of litigation with respect to our products;
- the price of our products relative to other competing products;
- price increases resulting from rising commodity costs;
- any changes in government policies and practices related to our products, labeling and markets;
- regulatory developments affecting raising, labeling, marketing or health of our products;
- new science or research that produces superior competitive products and/or that allows competitive products to be materially less expensive;
- new science or research that disputes the healthfulness of our products; and
- adverse decisions or rulings limiting our ability to promote the benefits of beef products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We rely, in part, on our third-party providers to maintain the quality of our products; these providers include the provider of our sprouts, the companies harvesting the cattle, butchering the meat, storing the beef, packaging the beef and shipping the beef products.

The failure or inability of these parties to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Each third-party will be required to maintain the quality of our products and to comply with our product specifications and requirements under their certification. Each third party may also be required to comply with all federal, state and local laws with respect to food safety. However, our third-parties may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. It could also create food safety issues, especially on the storage, packaging and shipment of beef products. We would have these same issues with any new service providers, and they may be exacerbated due to the newness of the relationship. The failure of any provider to produce end products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).

We must comply with various FDA rules and regulations, including those regarding manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Our products rely on independent certification that they are non-GMO, gluten-free or Kosher.

We rely on independent certification of our non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

We purchase large quantities of raw materials, such as wheat, barley, hay, and cattle. In addition, we purchase and use significant quantities of film, paper, plastic sheeting, boxes, containers and corrugate to package our products. In recent periods, the prices of wheat, barley, hay and cattle have been priced above their respective averages and we could realize some negative effects from these high prices in the form of increased cost of goods sold and resulting lower gross profit margins. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of cattle.

Our ability to ensure a continuing supply of our cattle at competitive prices depends on many factors beyond our control, such as the number and size of farms that raise cattle, presence of feed, changes in national and world economic conditions and our ability to forecast our cattle requirements. The cattle that we procure are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower yields and reductions in quality, will reduce the available supply of our core business. If cattle supplies are reduced or there is greater demand for cattle, we may not be able to obtain a sufficient supply on favorable terms, or at all, which could impact our ability to supply beef products to our end markets.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales and inventory of beef products.

We plan to rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer customers may diminish, which could diminish the value of our business.

We intend to establish and offer an attractive brand for our customers because our products will be high quality. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics customers may decrease their orders of our products and downgrade the placement of our products, which could have an adverse effect on our business and results of operations.

Risks Related to the Securities

The Common Units will not be freely tradable until one year from the initial purchase date and will be subject to transfer restrictions thereafter. Although the Common Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Common Units. Because the Common Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Common Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Common Units may also adversely affect the price that you might be able to obtain for the Common Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The company is Managed by Designated Co-Managers but vacancies in a Manager Position will be filled by vote of a majority of the voting Common Units of the Company; A majority of the Company is owned by a small number of owners; The Board of Directors, the Co-Managers, and the officers of the Company are responsible for the conduct of the business of the Company and Investors have no input and very limited rights.
Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, the Managers, officers and directors of the Company could use their positions to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.
The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial

Insufficient Distributions for Tax Purposes
If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Limitation of Manager's Liability
The Company's Limited Liability Company Operating Agreement provides that the Managers and the Company's officers, directors, agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Manager to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Manager than would be available if these provisions were not contained in the Company's Limited Liability Company Operating Agreement.

Purchasers Will Not Participate in Management
Our Board of Directors has full responsibility for managing our Company. Our Managers and officers will have the authority to operate the Company in the ordinary course of business. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances when there is a vacancy in the Manager position and as allowed under Delaware law. Please consult the Limited Liability Company Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

TAX MATTERS

Each of the Company and the Co-Issuer are Delaware limited liability companies. Each of the Company and the Co-Issuer are intended to be taxed as partnerships for U.S. income tax purposes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR UNDER FEDERAL AND STATE LAW, AND POSSIBLY THE LAWS OF FOREIGN COUNTRIES, RELATED TO THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

ALTHOUGH EACH INVESTOR SHOULD CONSULT WITH ITS OWN TAX AND/OR ERISA ADVISER AND A FULL DISCUSSION OF ALL POTENTIAL TAX ISSUES IS BEYOND THE SCOPE OF THIS FORM C/A, PLEASE NOTE THAT AN INVESTMENT IN THE COMPANY INVOLVES SUBSTANTIAL TAX RISKS. THE TAX RISKS INCLUDE, WITHOUT LIMITATION: (I) CHANGES IN FEDERAL INCOME TAX LAWS; (II) A CHANGE IN THE COMPANIES STATUS AS A PARTNERSHIP FOR TAXES PURPOSES; (III) TAXABLE INCOME MAY BE ALLOCATED TO INVESTORS IN EXCESS OF DISTRIBUTIONS; (IV) DISTRIBUTIONS MAY NOT BE ADEQUATE TO FUND TAX LIABILITIES OF THE INVESTOR; (V) ALLOCATION OF TAX ITEMS AMONG MEMBERS MAY BE DIFFERENT THAN OWNERSHIP PERCENTAGES; (VI) AT RISK LIMITATIONS AND THE PASSIVE ACTIVITY LOSS RULES MAY LIMIT DEDUCTIBLE LOSSES; AND (VII) THERE IS A RISK OF AUDIT AND TAX ASSESSMENTS FROM THE IRS OR STATE AUTHORITIES THAT MAY REQUIRE INVESTORS TO AMEND THEIR OWN TAX RETRUNS. THIS TAX DISCUSSION IS NOT TAX ADVICE TO INVESTORS. EACH INVESTOR IS ADVISED TO CONSULT WITH HIS/HER OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF INVESTING IN THE COMPANY.

The Company has the right to conduct multiple "rolling" closings during The Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and then on a monthly basis thereafter. Investors should be mindful that this means

they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

THE OFFERING

9. The purpose of the offering is described as follows: We are projecting to raise $5 million through this Regulation CF capital raise. We will break escrow and begin operations once we've reached $355,000. This will allow us to purchase and install the first line of equipment to grow sprouts and then as additional capital is raised, we will purchase as many cattle as we have sufficient capital to allow us to acquire, care for and process, up to 100 head, and we will pay for the costs of transporting, raising and harvesting cattle, plus the cost of storage, packaging and shipment of beef products, plus pay for Company overhead. To be able to purchase all of the equipment required to grow enough sprouts to harvest and feed 100 head daily, and purchase the cattle, we will need to raise a minimum of $1.4 million. As additional capital is raised, we will plan to maintain approximately $1 million in working capital reserve and then begin to increase our cattle numbers as we demonstrate our ability to secure an adequate number of subscribers to sell the volume of beef.

THE OFFERING AND THE SECURITIES 5156 7675 1878 9800 6 28

The Offering
The Company is offering up to 5,000,000 Common Units for up to $5,000,000.00. 100% of these securities will be offered and sold to the Co-Issuer based on the Co-Issuer's offer and sale of the corresponding interests in the Co-Issuer to Purchasers of such Common Units. The Co-Issuer is offering up to 5,000,000 Common Units for up to $5,000,000.00. The Issuers are collectively attempting to raise a minimum amount of $355,000.00 in this Offering (the "Minimum Amount"). The Issuers must receive commitments from investors in an amount totaling the Minimum Amount by April 30, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be

returned to potential investors without interest or deductions. The Issuers have the right to extend the Offering Deadline at their discretion.

Securities Offered

The Co-Issuer is offering Common Units to the potential investors. The Common Units have a purchase price of $1 per Unit, unless purchased on or before July 5, in which case all investors will receive 20% incentive units based on the number of Units purchased at $1 per Unit. As of the date of this Form C/A, the Co-Issuer is offering a 2nd incentive of 10% additional Units on investments made on or before March 1, 2025.

Investment Bonus Units will be provided to larger investors, as set forth in the next paragraph below. The Common Units of the Company have very limited voting rights, i.e., the right to elect a successor Manager of the Company in the event of a vacancy.

For each Common Unit issued by the Co-Issuer, the Co-Issuer will purchase an equal number of Common Units in the Company. Thus, the Co-Issuer will issue Units that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Company pursuant to Regulation Crowdfunding; thus, the purchase price for each Unit issued by Co-Issuer will be used to buy one Common Unit (as defined herein) of the Company's membership interests, which shall result in a one-to-one relationship between the Units issued by Co-Issuer and the Common Units of the Company purchased by Co-Issuer from the Company.

Incentive Units- These Units will be offered to any investor who funds an investment on or before July 5, 2024. This incentive shall be a unit increase of 20% for all investors.

2nd Incentive Units- These Units will be offered to any investor who funds an investment by March 1, 2025. This 2nd Incentive shall be a Unit increase of 10% for these investors.

Investment Bonus Units- Bonus Units will be offered to Accredited Investors only as follows:

Bonus Shares being offered to Accredited Investors of = or > $ 20,000			
Reg CF Investors	Investment Amount	Bonus %	Resulting Ownership (in Common Units)
(Contingent on Net Worth or Annual Income, whichever is greater)			
If Net Worth or Annual Income is less than $124K - then limit is 5%			
If Net Worth or Annual Income is greater than $124K - then limit is 10%	$ 500	0.0%	500.0
An investment of $0 to $20K will be at our standard terms -	$ 20,000	1.0%	20,200.0
	$ 25,000	1.7%	25,416.7
An investment of more than $20,000 will receive bonus shares equal to the bonus % as shown in the table, if the investment is an amount between the table threshold amounts, the investor will receive the bonus shares for the closest threshold amount less than the $ amount invested.	$ 30,000	3.3%	31,000.0
	$ 35,000	5.0%	36,750.0
	$ 40,000	6.7%	42,666.7
	$ 45,000	8.3%	48,750.0
	$ 50,000	10.0%	55,000.0
	$ 75,000	15.0%	86,250.0
	$ 100,000	20.0%	120,000.0
	$ 150,000	23.3%	185,000.0
	$ 200,000	26.7%	253,333.3
	$ 250,000	30.0%	325,000.0
	$ 300,000	32.0%	396,000.0
	$ 350,000	34.0%	469,000.0
	$ 400,000	36.0%	544,000.0
	$ 450,000	38.0%	621,000.0
	$ 500,000	40.0%	700,000.0

The Securities of Issuer Outstanding

We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), the Company will have 15,355,000 Common Units outstanding, assuming that no Bonus or Incentive Units are issued.

At the initial closing of this Offering (if the minimum amount is sold), the Co-Issuer will have 355,000 Common Units outstanding, assuming that no Bonus or Incentive Units are issued.

At the initial closing of this Offering (if the maximum amount is sold), the Company will have 20,000,000 Common Units outstanding, assuming that no Bonus or Incentive Units are issued.

At the initial closing of this Offering (if the maximum amount is sold), the Co-Issuer will have 5,000,000 Common Units outstanding. Should the entire maximum amount be raised through the top tier of the Bonus Unit structure to Accredited Investors and Maximum Incentive Units issued, the Co-Issuer could have as many as 7,335,225 Common Units outstanding.

Distributions

After paying expenses and establishing appropriate reserves, the Company may make distribution of cash to the holders of the Securities or "Units." The Company's Board of Directors determines when and how distributions are made. Distributions may be made to the extent that the Company has cash available for distribution on hand and which, as determined by the Manager, is not needed to pay operating expenses of the Company or to satisfy the existing or future obligations of the Company. The Manager shall make distributions to holders of Units pro rata in accordance with their ownership percentage. Distributions are apportioned to holders of Units on a pro-rata basis. The Units are not entitled to a preferred return.

Allocations

To determine how the income, deductions, gains and losses of the Company will be shared, the LLC Agreement allocates net income or loss to each Member's Capital Account generally proportionate to their ownership of Units. Net income or loss includes all gains and losses, plus all other Company

36

items of income (such as interest) and less all Company expenses. Generally, net income and net loss for each year will be allocated to the Members in a manner consistent with the manner in which distributions will be made to the Members.

Capital Contributions
The holders of Units are not required to make additional capital contributions following the Offering to the Company.

Transfer
Holders of Units will not be able to transfer their Units without the approval of the Company. All transfers of Units are subject to state and federal securities laws and to the terms and conditions of the LLC Agreement.

Withdrawal
The Company is not required to make payments to a holder of Units upon such holder's withdrawal from the Company.

Voting and Control
The Securities have the following voting rights: One vote per Voting Unit. Holders of Common Units have no voting rights, with the exceptions that: (i) holders may vote to elect a successor Manager in the event that the position is vacant pursuant of the terms of the LLC Agreement for the Company; (ii) holders of Common Units may be asked to approve Affiliated Party transactions in the event that there are no Board members who are disinterested; (iii) an amendment to the LLC Agreement is proposed that that has a materially and disproportionately adverse effect on Members of a class of Securities compared to the effect on other Members in the same class, or (iv) there may be other situations where the Board decides to seek Member approval. Further, there are also non-voting Common Units issued to Members other than Investors which do not have voting rights in any event.
The Company and the Co-Issuer each have an Operating Agreement in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Transfer Agent and Registrar
The Issuers will act as transfer agents and registrars for the Securities.

Offering Price of the Securities
The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of valuation, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities and to obtain an indirect economic interest in the Company, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment for any reason within 48 hours from the time of their investment commitment. The Intermediary will notify Purchasers if and when the Minimum Amount has been reached at which time the Issuers may close the Offering and accept the funds committed by any Investor for which the right to cancel within the initial 48 hour period following such commitment has lapsed (absent a material change in the interim that would require an extension of the offering and reconfirmation of the investment commitment).

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Issuers will provide notice to prospective investors and receive reconfirmations from Purchasers who have already made commitments. If a prospective investor that has previously conveyed to the Issuers an investment commitment but has not yet purchased the Securities does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the prospective investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a prospective investor does not cancel an investment commitment within 48 hours prior to the end of the offer period, the funds will be released to the Issuers upon closing of the Offering and the prospective investor, now a "Purchaser", will receive Common Units of the Co-Issuer in exchange for the investment. Any Purchaser funds received after the initial closing will be released to the Issuers upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $355,000 in investments is committed and received by the Escrow Facilitator and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided that it is conducted at least 21 days after the time the Offering was opened, all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. After the first Intermediate Close, the Company will conduct subsequent Intermediate Closings at their discretion by giving written notices, but not less frequently than on a monthly basis, until more than thirty (30) days remain before the Offering Deadline.

Subscription Agreements are not binding on the Company or the Co-Issuer until accepted by the Company, or the Co-Issuer, as applicable, each of which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company or the Co-Issuer should reject all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through EquityVest, the Intermediary.

10. The Issuer intends to use the proceeds of this Offering as follows:

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.70%	$ 20,250	3.35%	$ 167,500
Campaign startup expenses or related reimbursement	15.37%	$ 54,579	2.04%	$ 102,079
Estimated Attorney Fees	0.00%	$ 0	1.09%	$ 54,579
Estimated Accountant/Auditor Fees		Included above		
General Marketing	11.27%	$ 40,000	1.44%	$ 72,102
Equipment Purchases	42.68%	$ 151,500	7.00%	$ 350,000
Cattle purchase costs	23.94%	$ 85,000	1.28%	$ 63,750
Cattle feed costs		Source of funds to cover these expenses is anticipated to be an operating line of credit therefore the impact is accounted for through the statement of income and expense (Profit & Loss).		
Cattle management costs				
Harvesting Costs				
Cattle transport costs				
Beef storage, packaging and shipment costs				
Compensation to Co-Managers				
Insurance				
Miscellaneous				
Working Capital Reserve		$ 0	20.00%	$ 1,000,000
General Working Capital	1.03%	$ 3,671	63.80%	$ 3,189,990
Total Uses	**100.00%**	**$ 355,000**	**100.00%**	**$ 5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. Such fees are the responsibility of and will ultimately be borne by the Company

The Company does have discretion to alter the use of proceeds as set forth above, while the Co-Issuer does not have such discretion as it relates to the purchase by it of the Company's Securities. The Company may alter the use of proceeds under the following circumstances: If other start up fees are incurred which are not accounted for in the above projections, those costs and fees will be covered out of the proceeds.

11. (a) The Issuer did not make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

(b) Upon reaching in Minimum, the invested funds will be delivered by the intermediary to the Issuer and the Issuer will inform each in Investor that it owns a number of Units in the co-Issuer equal to the dollar amount invested, plus any Bonus Units issued to the Investor.

12. **Investors may cancel investment commitments until 48 hours prior to the end of the offer period. Once the offering period is within 48 hours of ending, you will not be able to cancel for any reason even if you make your commitment during this period. If the offering does not close in accordance with its terms, investor funds will be returned to investors by the intermediary.**

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. **Terms of the Securities Being Offered.** Investors will purchase Common Units of the Co-Issuer, that indirectly represent, on a one-to-one basis, the Common Units of the Company.

14. **The Common Units have very limited voting rights.**

15. **The Common Units Only Vote in Limited Situations.** Holders of Common Units have no voting rights, with the exceptions that: (i) holders may vote to elect a successor Manager in the event that the position is vacant pursuant of the terms of the LLC Agreement for the Company; (ii) holders of Common Units may be asked to approve Affiliated Party transactions in the event that there are no Board members who are disinterested; (iii) an amendment to the LLC Agreement is proposed that that has a materially and disproportionately adverse effect on Members of a class of Securities compared to the effect on other Members in the same class, or (iv) there may be other situations where the Board decides to seek Member approval. Further, there are also non-voting Common Units issued to Members other than Investors which do not have voting rights in any event.
These voting rights are established in the LLC Agreement for the Company and are passed through to the Investors by virtue of the LLC Agreement for the Co-Issuer.

16. **The Terms of the securities of the Co-Issuer being offered may not be modified. The securities in the Company held by the Co-Issuer may not be modified, but new classes of securities with different and/or preferential rights may be authorized and issued by the Board of Directors of the Company.**

Restrictions on Transfer of the Securities Being Offered
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/ brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition, the Securities issued by the Company and the Co-Issuer are subject to further restrictions, which are included in the LLC Agreements for the Company and the Co-Issuer, including most notably the following:

- Right of First Refusal. In the event that an investor in the Company or the Co-Issuer wishes to sell its Units, the Company in essence has a right to purchase those Units on the same terms as the investor was willing to accept from a third-party purchaser.
- Drag-Along Rights. The Company has drag-along rights where it can require investors to participate in a transaction involving a change of control on the same terms and conditions applicable to all owners of Units in the Company or the Co-Issuer.
- Tag-Along Rights. In the event of a sale of 50% or more of the Units of the Company, then investors have the right to participate in that transaction on the same terms and conditions applicable to all owners of Units in the Company or the Co-Issuer.

Description of Issuer's Securities

17.   The Co-Issuer will purchase Common Units of the Company. Holders of Common Units have no voting rights except as set forth in Section 16 above.   Further, there are also non-voting Common Units which do not have voting rights in any event.

All Common Units including those purchased by the Co-Issuer will have equal rights to share in distributions, including liquidation proceeds, and allocations of profit and loss.

There are no other classes of securities of the Issuer or Co-Issuer authorized or outstanding. The Board of Directors of the Company have the power and authority to create new classes of securities in the future.

Below are the beneficial owners of 20% percent or more of the Company's outstanding **voting equity securities, calculated on the basis of voting power, along with the percentage of ownership:**

Name	Percentage Owned Prior to Reg CF Offering
Gabriel Orr	37.88%

Following the Offering, the Purchasers will own 1.775% of the Company if the Minimum Amount is raised and 25.0% if the Maximum Amount is raised (this does not account for Bonus Units issued to Accredited Investors and/or Incentive Units pursuant to the "Investment Bonuses" and/or "Incentive Units section).   If the Maximum Amount of Bonus Units and Incentive Units are issued, then the investors will own 32.84% of the Company.

Securities Reserved for Issuance

The Company has reserved Common Units to be granted as Employment Incentive Units which cannot exceed 23.79% of the Units outstanding at any time.

18.   There are no other securities currently authorized or outstanding that could cause the Units being offered to be materially limited, diluted or qualified by the rights of any other such class of securities.   The Board of Directors of the Company may create new classes of securities of the Company.

19.   The securities of Issuer being offered to the Co-Issuer and in turn to investors in the Co-Issuer are identical and subject to the same terms and conditions as apply to the other currently outstanding securities of the Issuer.

20.   In the event of a sale of Units in the Company or the Co-Issuer, the Rights of First Refusal, the Drag-along Rights and the Tag-Along rights described in Section 16 above are applicable.

21.   The securities being offered are valued as follows:

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $15,000,000 without considering bonus or incentive units offered. If the maximum bonus and incentive units are issued then the pre-Offering value to the Company is $7,500,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

22.   **There are many risks to investors relating to their minority ownership in the issuer through the Co-Issuer.** As noted above, the securities issued by the Company to the Co-issuer and by the Co-Issuer to investors have no material voting rights and are subject to Rights of First Refusal and Drag-Along Rights. See Section 16 above. They also have Tag-Along Rights when a Change in Control occurs. Please see the Risk Factors related to the securities.

23.   **Risks Associated With Corporate Actions.**
   A. Additional Issuances of Securities- The Securities may be significantly diluted as a consequence of subsequent equity financings.
   The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company.
   The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone.
   If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities.
   The availability of capital is at least partially a function of capital market conditions that are beyond the control of the company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.
   In addition, the Company has certain equity grants and may have in the future convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the holders of the Securities upon a qualifying financing.
   B. Issuer Repurchase of Securities- The Company currently holds a Right of First Refusal to acquire any Common Units offered for sale by an Investor. The Company does not have the right to require Investors to sell their Common Units. Any amendment to the Operating Agreement that has a materially and disproportionately adverse effect on Members of a class of Securities compared to the effect on other Members in the same class requires the prior written consent of the adversely effected class Member(s). In addition, there are no provisions attached to the Securities in the Offering that would permit and Investor to require the Company to repurchase

the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

C. <u>A sale of the Issuer or of assets of the Issuer-</u>

The Securities in this Offering have no protective provisions. As such, Investors will not be afforded protection, by any provision of the Securities or as a Member of Co-Issuer, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger, sale of substantially all assets of the Company, exercise of Drag-Along Rights, or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection, except that Investors have Tag Along rights as set forth in Section 16 above, and except as provided under the LLC Agreement.

D. <u>Transactions with Related Parties-</u>

Neither the Company nor its Affiliates shall enter into any transaction with any Member, Board Member, Manager, officer, or employee of the Company or their respective Affiliates (other than any transaction which may be specifically acknowledged and consented to within this Agreement or was disclosed in the offering materials provided to investors in the Company) unless approved by a Majority Vote of all Board Members and a Majority Vote of all Board Members excluding the Board Members who are parties to such transactions. In the event that there are no Board Members who are not interested parties to such transactions, then the transactions require the approval of disinterested Members holding a Majority of Units held by disinterested Members. No provision herein shall preclude the Manager from agreeing to pay reasonable compensation to officers, employees and independent contractors of the Company for services rendered to the Company for operational roles in the Company.

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of ten percent (10%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company intends to enter into the following related party transactions:
- o   Employment Agreement with Gabriel Orr with an initial base salary of $25,000, which will increase based on funds raised, with a maximum of $80,000, for the remainder of 2024. The compensation may be increased thereafter by the Board of Directors in compliance with the Affiliated Transaction provisions of the LLC Agreement.
- o   Employment Agreement with Debra Sweeney with an initial base salary of $25,000, which will increase based on funds raised, with a maximum of $80,000, for the remainder of 2024.   The compensation may be increased thereafter by the Board of Directors in compliance with the Affiliated Transaction provisions of the LLC Agreement.

o   Employment Agreement with Brent Orr with an initial base salary of $25,000, which will increase based on funds raised, with a maximum of $80,000, for the remainder of 2024.   The compensation may be increased thereafter by the Board of Directors in compliance with the Affiliated Transaction provisions of the LLC Agreement.

The purchase of the Company's Securities by the Co-Issuer in order to acquire the Investor's indirect interest in the Company through the purchase by Investors of the Co-Issuer's Securities may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

24.   Neither the Issuer nor the Co-Issuer have any material indebtedness.

25.   The Issuer has not conducted any exempt offerings in the past three years.

26.   No Previous Reg CF Offerings. Neither the issuer nor any entities controlled by or under common control with the issuer was or is a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

FINANCIAL CONDITION OF THE ISSUER

27. The Issuer has no operating history.

28. Description of the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. Please see Section 7.

The Issuer is a start-up with limited assets. Its assets include the business plan, Trade Secrets, preliminary agreements with vendors and other key partners, agreements with other third parties, business relationships and other elements related to the execution of the business plan contributed to it by its founders.

When this offering closes, the Company will commence execution of its business plan as described in Section above. The proceeds from the offering are essential to enter a lease purchase contract for a building which be the first site to accommodate the Company's sprout growing system. The building will need some upgrades and retrofitting which are projected as follows:

Item	
Building	$ 75,000
HVAC (Climate Control)	$ 22,300
Fans & Airwalls	$ 25,000
Grain Bins	$ 30,000
Flex Augers	$ 7,000
Seed Cleaner (Clipper 224)	$ 20,700
Electrical/Controls & Automation	$ 70,000
Other	$ 0
Facility Subtotal	**$ 250,000**

The next priority will be to acquire a first group of 85 cattle. These will be taken through the feeding program to ensure the desired meat quality and nutrition levels are achieved. The Company will need to advance approximately $750 per head and finance the balance of costs associated with feeding and managing the cattle. Thus, the initial capital needed for cattle purchases will be approximately (85 x $750) = $63,750.

The next level of expenditures will be related to marketing and advertising. The social media management provider will require approximately $10,000 per month for services and various inputs. Additionally, the Company intends to retain the services to of a second video marketing and promotion firm for approximately $7,500 a month to help us reach a much larger online audience.

Finally, should the Company successfully raise the capital required to execute the steps described above, it will build our PLAINVIEW team to handle day-to-day operations.

All of the elements above can then be scaled appropriately to match our available capital on hand and the current market demand for PLAINVIEW Beef.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

29. **The financial statements required under Form C/A are attached as Exhibits A-1 and A-2** The officer's certificate required by **Form C/A is attached as Exhibit A-3. This Certificate provides:**

    I, certify that:
    (1) the financial statements of [identify the issuer] included in this Form are true and complete in all material respects; and
    (2) The tax return information of the issuer included in this Form, if any, reflects accurately the information reported on the tax return for the issuer filed for the fiscal year ended [date of most recent tax return].
    [Signature]
    [Title]

30. **Regulation Crowdfunding offerings are subject to "bad actor" disqualification provisions, which can disqualify an offering of securities from being exempt from federal and state securities registration requirements. The Rules provide that an offering will not** be disqualified if the issuer exercised "reasonable care" to determine if any of the relevant participants in the offering triggered the "bad actor" disqualification provision.

Accordingly, the Company has hired an outside firm to investigate whether the Company is subject to the "bad actor" disqualification rules and has received a positive report that the "bad actor" disqualification provisions are not applicable.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

OTHER MATERIAL INFORMATION

31. Additional Information. In addition to the information expressly required to be included in this Form and additional information included by the Issuer, the Issuer hereby provides as Exhibit __ the following information:
      (1) any other material information presented to investors; and
      (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The Issuers will file a report electronically with the Securities & Exchange Commission annually and post the report on their shared or respective websites, no later than 120 days after the end of their fiscal years.

Once posted, the annual report may be found on the Issuers' shared or respective websites at: plainviewbeef.com and plainviewbeef.com

Each of the Company and the Co-Issuer must continue to comply with the ongoing reporting requirements until both such entities:
1) are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) have filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) have filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) repurchase or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) liquidate or dissolve their business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Gabriel Orr
(Signature)

Gabriel Orr
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Gabriel Orr
(Signature)

Gabriel Orr
(Name)

CEO of the Manager of the Co-Issuer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Gabriel Orr
(Signature)

Gabriel Orr
(Name)

CEO
(Title)

1/22/25
(Date)

/s/Debra Sweeney
(Signature)

Debra Sweeney
(Name)

CMO
(Title)

1/22/25
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Audited Financial Statements of Company and Co-Issuer
Exhibit B   Left blank intentionally
Exhibit C   Video Transcript
Exhibit D   Subscription Agreement
Exhibit E   Operating Agreement of Co-Issuer

EXHIBIT A

Audited Financial Statements of Company and Co-Issuer

Plainview Beef Co, LLC (the "Company") a Delaware Limited Liability Company

Financial Statements (audited) and
Independent Auditor's Report

As of Inception – January 12, 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT AUDITOR'S REPORT

To Management
Plainview Beef Co, LLC

We have audited the accompanying statement of financial position of Plainview Beef Co, LLC as of its inception on January 12, 2024. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Plainview Beef Co, LLC as of its inception on January 12, 2024 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 7, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
February 2, 2024
Vincenzo Mongio

Statement of Financial Position

	As of January 12, 2024 (Inception)
TOTAL ASSETS	-
TOTAL LIABILITIES	-
TOTAL LIABILITIES AND EQUITY	-

Plainview Beef Co, LLC
Notes to the Financial Statements
January 12, 2024 (Inception)
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Plainview Beef Co, LLC ("the Company" or "PBC") was formed in Delaware on January 12, 2024. The company plans to earn revenue using time tested techniques of raising and feeding cattle in combination with high-speed growing technology to produce a sprouted grass feedstock that will be incorporated into our cattle feeding processes which will produce a verifiability healthier beef product. The PBC's headquarters will be in Jenks, OK. The PBC's customers will be gained through direct marketing channels throughout the United States.

PBC will conduct a crowdfunding campaign under Regulation CF in 2024 to raise the necessary operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has no equity-based compensation plan.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the Company's owners. As such, no provision for income tax is recognized.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The Company had no related party transactions during the audit period.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – EQUITY

The Company is a multi-member LLC with a single class of ownership interest. Profits and losses are allocated to Members in accordance with the Operating Agreement.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to January 12, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 2, 2024, the date these financial statements were available to be issued.

There were no transactions that require disclosures.

NOTE 7 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT B

[LEFT BLANK INTENTIONALLY]

51

EXHIBIT C

Video 1:

As we've looked around at the grass-fed beef available out there, there's a lot out there. It's easy to go find grass-fed beef. Most of it is probably healthier for us, but it's also tough and lacks some taste. And we feel like we've been able to come up with a process that's going to revolutionize that and allow us to take grass-fed beef to another level and revolutionize the industry by developing a tenderness in the meat, developing the marbling and the muscle in those cattle that doesn't happen today. So we're excited about that.

Video 2:

We wanted to create a healthier meat product because we actually live that experience too through our family, and we want healthy alternatives. So we're looking for that as well. There's a need for that. And then we also love to help people to get into good investments, right? So we feel like we've vetted through a list of many of them, and we feel like this is something we can understand and we can do all the things that are needed to be done to evaluate it. And this is something we really believe in.

Video 3:

Our process is we're going to be able to control the growing environment, control the food, deliver the food to the cattle so that they don't have to walk miles and miles a day to get that food. It allows them to live the last 120 to 180 days of their life in a more cushy environment. When that happens, they naturally develop the muscle marbling that's required to meet USDA grading standards. And the reason it's required there is because that's what's necessary to achieve tenderness and taste in the meat. That marbling cannot occur when they're out walking miles and miles a day to get enough food. So I really do believe that the process we're planning to use is a game changer. It's certainly our aim, and it's also not been possible because you couldn't grow that amount of grass right and bring it to the cattle so they could eat it in an efficient way. We're able to do that through our automated growing centers. And we also believe the nutritional value of that grass they're eating is actually superior to pasture grass. We have a very strong belief that our cattle would be, if not as healthy, potentially healthier.

Video 4:

We want things in plain view. So we started this because we want people to understand what they're eating and how it's being made, what the process goes into it. And we also want to help people to be involved in the process. So we want to provide an opportunity for people to be able to invest and be an owner in what we're doing and have oversight on what goes into and all the hard work that goes in behind it. Yeah, it seems like we've developed a frustration that's led to a distrust. When we go to a grocery store, we go to websites that make claims of organic food or organic beef. And we always find ourselves questioning, what's that really mean? What's really gone into that meat? How could we create something that would be better than that, that people could really trust and actually have some involvement in. So that's a neat part of what we're doing, allow our investors to be involved, to be a consumer, to be a subscriber, to get their beef from us and participate with us in how we do it, what we do and we'll keep everything in plain view.

Video5:

We have partnered with a platform called Equity Vest. The mission behind Equity Vest is to gather an opportunity for faith-based investors to hear about people of faith with a focus on building the kingdom and really doing things that would champion the cause of faith around the world and support the gospel going into the far-reaching places. And I think that's something that we never lose sight of. But we also understand it takes resources and it takes partnership for these things to be successful and it's not just one person doing their own thing. It's all of us doing our part and when we all do our part, it makes a tremendous impact. But having seen both sides of that, what's most important is the faith aspect of this for me.

Podcast – Video 6:

Today, I'm here with Gabe or actually a buddy of mine from back when I went to Oral Roberts University, good basketball player. I did beat him a few times but that's, that's then but Gabe has started this amazing company where he's a founding member of that's called Plain View Beef Company. And this is super exciting because basically Gabe essentially is trying to take grass fed beef, legitimate grass fed beef, grass fed grass finished, you know, to all of us here in the United States of America. So Gabe, can you just give me a little rundown of kind of where this came from? I've done a lot, lot since last time. I, I thought we, we got together at Old Robert. But ho how did this all come about? Yeah, absolutely, man. I appreciate you having me on and it's great to, to connect this way and yeah, I have to admit you, you beat me more than I beat you at basketball. So, so at least we get, we get that out of the way. Playing view beef is, is it started really from,, I guess a frustration or an irritation. I, I've lived overseas for some of my journey and then coming back to the US and having young kids now and going to the grocery store and just seeing all these advertisements and all these labels and it's like, what does this even mean? Trying to, to figure, figure out what are we really eating here? And so I think it's just plain view is really what, what we wanna be, we want things to be in plain view and we believe sunlight is the best accountability. So let's just shine the light on what we're doing, all of our practices and how, what everything that goes into it and let's let people really see what they're eating and understand what goes into it. So, let's keep it in plain view. That's, that's really the, the short message behind what we're trying to do, man. I love it. And so your I mean, I know for my patients, you know, I think I mentioned you before like they go get grass fed beef, 100% grass fed. That's the sticker says and then they are getting sick from it or like, you know, got digestive issues, they go down the street to their buddy who's got a farm who's, you know, as the cows running around in the fields and, you know, but it, they eat that and they're totally fine. Like, what is the deal? So I don't know if, you know, II, I don't exactly know because I'm not in the industry, you know, what exactly is happening behind the scenes. But I think that's huge. What you're saying right there is. Yeah. Damn. I, I didn't even realize playing views is that's where that, that name is from. That's, that's awesome. I like, yeah, cool. Yeah, I mean, absolutely. Like we, we've all lived it. Right. You, you you think that you're getting what, what you're, what organic or 100% natural or all these different things that people say about the food that we eat and it's like they do it, but it's like a minimum requirement and then they figure out a way to get around it and they figure out a way that they can make more money and all of the things we've all lived. Right? And so obviously we, we wanna make money, we're in business to make money, but first and foremost, we wanna give people a healthy product that, that their body can recognize as something that's gonna help them. I mean, if that wasn't our number one goal in this, we, we, we, we shouldn't get in it. because we're not differentiating ourselves from what's out there. So, the processing of the meat, the way the animals raised a healthy animal, it, it starts with the healthy animals. So if you have a healthy animal, then you're gonna have a healthier, healthier by product. And so it's that, but then it's also can you measure it, can you measure the inputs? Can you, do you understand all the variables that go into the animal and can that can you, can you quantify that and data and repeatability and, and all of these things. So this is what we're trying to do is merge traditional cattle methods with modern technology to help us to produce a product that can actually be held accountable that we can actually just be like, it's as simple as here's how we grow the feed for our cattle. Here's what we give them, check it out. It's, it's very much in plain view and then tell me that it's not healthier than what you're getting at the grocery store and I think people will get it right away. So nice. Yeah, I was thinking it's, you guys are basically using technology for good. You know, we're, we're here that that's an interesting concept, right? The terribleness of technology and how it's, you know, is this deplorable thing and how it's, it's destroying humans, all this kind of stuff. But which, of course, it's, it's used for a lot of terrible things,, or it gets skewed in the end of many times. But, yeah, I think it's amazing,, because we got all these people who want to eat real food,, and, and want that opportunity. But, and in most ways, technology, you know, all these hybridization and, you know, genetic modifications, all this kind of stuff is actually, you know, may made life a lot more difficult for the majority out there unless you're just, you know, really dialed in you, you know, get your own homestead going, which I'm not gonna have a homestead. So I'm glad you're, you're making that, that possible. So can you, cause you told me that you grew up in a farming family, right? You were, you've had c they in Yeah. Yeah. So my,, my family, my,, my grandpa and then his father before and they, they homesteaded in Kansas. So they started the farm. It's been with the family ever since it was homesteaded. So 100 plus years,, same place in Kansas and, thousands head of cattle, if not, hundreds of thousands have gone through there. So,, my, my grandpa and then my, my uncle now lives on the family farm. , he's, he's about to turn 80 he's still honorary and he still likes to, to tell me all kinds of stories and shoot holes and all. And this idea, which has really been amazing because I've gotten to sit down with him and talk through all aspects of this raising cattle, all the different things that go into it. And, you know, he's also a part of this as an advisor and we're just super excited to be able to think generationally to learn from the things that have been done and, and honor and just give so much props to all the hard work that the families put in. But also then bring this new application technology, all of the things that have gone into this and, and kind of marry that together, right? Take the best of what they've done for all these years and respect and honor and give the credit that's due and then try to, to bring merge in this technology which, you know, it can be like you said, it can be scary for people. But what we're trying to do is use technology to make it repeatable, make our inputs, something we can measure and filter and, and all of these different things and, and identify where the weaknesses are in the current way that cattle are raised and then use technology to help us to, you know, make sure that there's no contaminants like completely contaminant free and we can, we can monitor that we can repeat that. And so that's the power of technology. Nice. Nice. Yeah. So can you give me a rundown exactly of what, what's happening there. As far as, you know, you got these cattle that, that are, are under your, your guys and then as far as the feeding practices and, and kind of how you're going about,, basically, you know, making sure they're grass fed, the grass fed process is, is, is golden. Yeah, great, great questions. So we're, you know, the cool thing about what we're doing is,, and, and obviously the, the interesting thing and, and something I've learned in, in finance, in the financial markets and also in, in developing other start ups throughout the years is economies of scale. It's so important being able to do things on a certain scale that allows you to really, you know, maximize the technology and the different things that are there. So, first of all, the, the project is a scalable project so it can, it can be done in a number of different places. So it's not one place or one location, it could be done, but really the, the power in it is about the growing center. So the growing center is what grows the feedstock for the cattle. And what that does is take just modern technology and it, it marries it with non GMO grain. So barley wheat, you take that and you give it, you put it through the system and it doesn't take any light, but it takes the right amount of water, the right circulation, the right amount of air and then just a little bit of time. And what that does is it sprouts it and it gets it to right to the stage where it has green lush grass, but it doesn't actually reach photosynthesis. And so what happens is that all the enzymes, all of those things that are so healthy for us and for the cattle are so much more digestible before the plant goes through that stage. And so we, what we found is when the cattle eat it, they get all of the benefit of like 400 to 500% more nutrients. And the real X factor here is that they can digest it. It's in digestible form. So they don't lose that protein, they don't lose those enzymes in the digestive process, they actually use it. And so it's just amazing how much healthier the cattle are. And so, and they gain better. So the protein that is actually used by the animal very similar to humans, you know, when we have digestible protein versus this protein that they sell us. And then it's like we just get rid of it out the other end, right? And, and so the same thing happens with the cattle. So we, we're finding some truly amazing results and we've fed this to, to other animals as well. And interestingly enough, they're just starting to feed it to some chicken farms and they're finding that 100% diet of this exact same ration, the chicken poo doesn't even stink like it's, it's, it's absolutely crazy how much healthier the animals are when they get good quality feed. So, wow, that's super, that's super. So you, you feed the animals, this is like fodder. Is that what you call it or? Yes. Yeah. and then, and that's what they, they would basically subsist off during, during their lifespan. So, yeah, so let, let me just speak into that for a second. So cattle are, are almost all over the US are raised from the time they're born till they reach about £800 on grass. So even the, the grain fed stuff that we get in the supermarkets are grass fed for a certain portion of their life. But then what they do is they bring them into these highly confined lots and they feed them these rations full of corn and, and mixed,, stylish and all these different feedstocks and the cattle, you know, then get that and that just bloats them up to like 13 £1400. And then, and then that's where we get the current meat that we eat, got it, got it, got it. So you would be,, after those eight months, that's where you basically coming in and making sure that,, instead of getting, you know, the GMO corn and you know, all this glyphosate residues and all these pesticides, herbicide junk coming in soy stuff. You would be, you would be getting them the,, non GMO, you know, wheat barley. Exactly. So we get all non GMO seed and then we take that seed and we put it into our technology growing center and we monitor every input. So there's no outside variables. We can control all of it. And so we don't need to put any fertilizers, any pesticides, any hormones, nothing. So it's just water, seed and time and we take that feedstock then after a certain period of time and when we, we get it to reach the ultimate nutrition level for, for that particular whether it's wheat or barley, it reaches all the enzymes, all the proteins, we get it to that maximum level and we literally feed it within minutes from the time we harvest. So they're getting super fresh feed with the highest nutrient content. Gotcha. And so would this be so like a, a farmer in Washington State or a farmer in Texas or a farmer in Kansas or wherever they, they would, they could, they would all use this. Yeah. A absolutely. It could be done. And that's where I was speaking into the, the economies of scale because it's extremely expensive equipment. So you need to spread it, spread it over a large herd of cattle to make it economically viable. So, one of the cool things about what we're doing is, we're, we're trying to appeal to those people that want to eat this stuff and want a homestead or, or want a different path, but they can't afford to, you know, it's not economically viable to do this for two or three head or, or even 100 or 200 head. You gotta have a herd of a couple of 1000 for it to really start to, to do well. So what I'm trying to do is say, let's do this in several locations and let people come. If you want this meat, why not be an owner in what we're doing? And so get them involved on the ground floor. And then I want to have conversations with people like you Matt that, that I can just share with them all the process that goes into it and, and so they can come along the journey and have ownership and, and be a part of what we're doing. Gotcha. Gotcha. And so right now, is there like a certain farm you're, you're starting with or a certain space you're starting with or a group? Yeah. So we have we have some, some guys. So I, I grew up in, in Colorado farming and ranching with my family, our family farms in Kansas. I grew up in Colorado. We, we were raising cattle there as well and potatoes and, and corn and, and, and living the farm life, right? And, so we have a lot of friends there and a lot of long time relationships. And,, so we're gonna, we have the option to start either in Kansas or, or it may be a combination of all three, depending on the, the fundraise and, and the, the capital, but we'll start in Kansas, Oklahoma and Colorado. , we have the ability to, to scale it all of those, operations to several 1000 head of cattle and then obviously space and, and water and all the other things that go into, it will dictate where we move next. And we can certainly do it in certain parts all over the country. But the important thing is that we have the, the right environment and variables for the cattle to be raised and fed exactly the way we need them to be nice. Nice. Yeah, one thing I thought was cool is a lot of people talk about how, you know, if they get the grain for the standard stuff, it's like really tender, they get the other stuff. It's a little tougher. you know, the stuff. And so for the person that's going to get a burger all the time or, or you just get that steak or that filet mignon, they just love you were mentioning to me that one of the things or maybe you just explain to people why you know, so as far as the, the space required for an animal to be literally 100% grass fed all the time. , versus, you know, all, all the ruminating and walk around they have to do and how that can kind of change,, change. Absolutely. A great question, changes the flavor profile of the meat. , so, I mean, a, a typical grass fed,, animal when it gets above that £800 mark, it's actually needing about £100 of grass, dry matter grass a day to, to actually consume enough to, to meet its energy requirements and then gain and put on the weight that it needs. So, in that process, if it's a free, free ranging, gotta go forever to find that grass, the cattle will typically roam 3 to to 6 miles a day to find that £100 of grass that they need. And so what we're trying to do that's pretty innovative is that technology can be and the harvest process that can happen every single day for every animal for the amount and quantity that it needs to have. And so they're eating this super high nutritious grass and it's we're bringing it to them so they don't have to go looking for it. And so what happens in that is the, the muscle development in the, the cattle happen in a more natural and a more long term basis. And so they, they tend to be able to then put the energy into growing themselves quicker as opposed to what they would do to just, you know, roam around. So it takes like half the time to get them to the same weight requirement. And then in that process, the meat stays a lot more tender because the muscle is not working into putting energy into finding food, but it's rather putting into growing, growing the, the animal. So, and, and we, we also believe and put a lot of research and a lot of data into this that the, the fat content in that muscle, which is also the flavor profile and where you get the different cuts of meat. And obviously, you can, you can eat a sirloin steak and you can eat a rib, eye steak and the fat profile that is different. So,, but if you want that real tasty, you know, fat profile, then in a grass fed,, sprout finished animal, like what we're gonna do, it's, it's gonna be, a lot more nutritious full of Omega three fats and a lot of other things that are, are just really good for you. So that's pretty exciting as well. That's awesome. But yeah, because you figure like, and a grain fed cow, you know, it's gonna have like a 9 to 1 Omega six to Omega three ratio, which is like we don't want that super inflammatory super irritating. It's what every American is trying to get away from. Or at least we're told we're supposed to a lot. Most people aren't actually act, act on that. Whereas the, the grass and c, you know, like you're doing, that's like a 2 to 1 ratio, which is like a, so it's like you're getting nine x nine times the amount of omega six fatty acids, the more, more proinflammatory irritating fatty acids, you know, ones that they are so me, some membranes really rigid, you're getting bad for getting, you know, eating grain fed, standard beef all the time versus you could literally be getting this, you know, almost like ultimate food in the, in the grass fed piece of beef. That's Superman super. So where would then say you're they're like, man, I wanna buy that sounds awesome. You know, I, I wanna get, I wanna get some, you know, plain view beef. What, how does that process work or what's, what's the, the timetable without any ideas? Yeah, awesome. So I think I don't know if it was a couple of months ago or, or so that we talked when I first was kind of kicking this around and saying, hey, let me in on all your wisdom on the health side and help, help me on this. But from that time, we, we were kind of thinking we build up our herd and then we would put out our product line and, and go ahead and sell the beef directly to the consumers. Well, we we're gonna do that for sure. But before we take that step, we decided, hey,, we're hearing a cry from the groundswell of people that want to know what they're eating and also want a homestead and also would love to raise cattle and be a part of it. So we're saying, why not just back up a step. Let's just let people be a part of this. And so, so what we're doing is we're, we've put out a program which we're gonna invite investment and for just a minimum investment of $500 we're gonna give AAA five year discount on all the meat and then you'll be on the short list and the priority list for any meat as it comes along. So what we're doing is gonna raise capital to build our herd. We're gonna start with 100 and 50 head and we're gonna scale that to 1500 head and then 3000 head of cattle as the capital comes in and those people that invest with us are also gonna have the priority right to, to get the meat from the cattle. They're also gonna get to follow the story as we build this all out and do it together. And so, and then, and then they're gonna get, you know, obviously, we can't, our projections show that they would get a, a pretty nice return over about a five year period of time. So all of that's gonna happen within the next 30 days. So we're really excited to launch that and get people on the investor side. But also we want obviously to have subscribers for the meat or, or even just purchases of the steak that the ground beef, whatever. So you can check out our, our website. It will be plain view, Plainview beef.com. And we'll be putting up our retail shop there,, in the coming months as we begin to raise the cattle and it's gonna take us about six months to, we, we currently have cattle that we, we have at £800. So we're gonna bring those to the point where we can finish them through our process, but that's gonna take about 6 to 8 months. Gotcha. Awesome. Ok. So we basically need to go to Plain View Beef. My leave you.com. Yeah. And then,, you got like some kind of, you can sign up for an email or just get a, get a, some subscription or, or basically get, so you can basically let them know,, when,, when this is gonna be available or, or just have something, make it, make sure that they don't know. I'll put it out there when you let me know what's available, I'll put it out there. Awesome. If you wanna check out Plainview beef.com, if you know anybody,, I personally don't have any vested interest. I mean, I love Dave and I, I'm 100% behind his vision. I know he's a, a solid man of God and a,,, just a, a, an honest human being who, who has been helping people all his life and will continue. So I'm, I'm behind 100% but I, I'm not,, I'm not getting anything from any of this. , I just wanna get, get G's vision out there. So if you know anybody or you know, anybody that's in the beef or you know, raising cattle, homestead and that kind of stuff, definitely share this with them so that you know, they, they can know this and then have this opportunity to get involved or you know, use this as part of what they're doing at their homestead. Yeah, appreciate that, Matt. And we also are offering this more information on the investment side through a website called Equity vest.com and you'll find all the details to, to become an investor there with Plainview beef as well. So either place. but 11 of the cool things we're doing is offering this to the faith based community where you can and there's other investments there. So as an exchange where people can really see other faith based creators that are trying to do things to maybe disrupt the current flow of the way business is going. Awesome, sweet. Yeah, so I'll put all those links below. So you can see those and you can check, check them out to be super good stuff. Dabe anything else you wanted to mention? I'm good. I'm good. I, I really appreciate your time and you know, this is exciting that we can connect with people that are really conscious of their health and, and just have the same life passions. You do not, I mean, it's just always great to connect with people such as yourself that just have share our values and our the experience of trying to be, be healthy and just do things the right way. Yes, sir. Yes sir.

EXHIBIT D

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN. THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Plainview Beef 2024 CF SPV LLC
12501 S Florence
Jenks, OK 74037

Ladies and Gentlemen:

The undersigned understands that Plainview Beef 2024 CF SPV LLC, a limited liability company organized under the laws of Delaware (the "Company"), is offering up to 8,000,000 of Common Units (the "Securities"). The Company was formed as a crowdfunding special purpose vehicle by Plainview Beef Co LLC, a Delaware limited liability company (the "Issuer"), to facilitate its Regulation CF offering (the "Offering"). All of the proceeds received by the Company in this Offering will be contributed to the Issuer in exchange for Common Units of the Issuer. The Common Units of the Company relate to the Common Units of the Issuer on a one-to-one basis.

This Offering is made pursuant to the Form C, dated April 30, 2024, as may be amended (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. New York time on April 30, 2025, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by North Capital Private Securities Corporation (the "Escrow Facilitator") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations

2

required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C and the Company's Operating Agreement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Equity Vest (the "Intermediary"), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Intermediary, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, the Intermediary, nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This

Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State of Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the addresses set forth on the signature page of this Subscription Agreement (or such other address as either party shall have specified by notice in writing to the other):

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22. Joinder to Operating Agreement. By executing this Subscription Agreement and the Company's acceptance hereof, the undersigned hereby agrees to become a party to, and shall accept and be subject to, and comply with the terms, conditions and provisions of, the Company's Limited Liability Company Agreement, dated as of February 15, 2024, as amended from time to time (the "Operating Agreement"), as a "Member" and a holder of Common Units of the Company thereunder as of the date hereof and shall be entitled to the rights and benefits and subject to the duties and obligations of a Member and a holder of such Common Units thereunder as of the date hereof in the same manner as if the undersigned was an original signatory to the Operating Agreement. The undersigned agrees upon request to execute any further documents or instruments necessary or reasonably desirable in the view of the Company to carry out the purposes or intent of the Operating Agreement. The undersigned represents that the undersigned has had the opportunity to review the Operating Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to be $_____ for _____ units plus any applicable bonus or incentive units as outlined in the Company's Form C.

Plainview Beef 2024 CF SPV LLC
By_____ Name: Title:

EXHIBIT E

Co-Issuer Operating Agreement

LIMITED LIABILITY COMPANY AGREEMENT
OF
PLAINVIEW BEEF CO LLC,
and
THE OTHER MEMBERS NAMED HEREIN
dated as of
December 30, 2024

TABLE OF CONTENTS

<u>Index to Exhibits-</u>
Exhibit A- Definitions
Exhibit B- Form C
Exhibit C- Members Schedule

LIMITED LIABILITY COMPANY AGREEMENT
PLAINVIEW BEEF CO LLC

This Limited Liability Company Agreement of **PLAINVIEW BEEF CO LLC**, a Delaware limited liability company (the "**Company**"), is made and entered into as of February 15, 2024, by and among the Company, the Managers of the Company and the Initial Members executing this Agreement as of the date hereof and each other Person who after the date hereof becomes a Member of the Company and becomes a party to this Agreement pursuant to a Closing or by executing a Joinder Agreement.

RECITALS

WHEREAS, the Company was formed under the laws of the State of Delaware by the filing of a Certificate of Formation with the Division of Corporations of Delaware (the "**Division of Corporations**") on January 12, 2024 (the "**Certificate of Formation**");

WHEREAS, the Initial Members have developed and began to execute a plan to pursue the funding and the exploitation of a business opportunity involving producing or arranging to acquire premium grade cattle feed produced in a controlled environmental agricultural facility and purchasing cattle which will be fed this premium grade feed and then later sold (the "**Business Opportunity**");

WHEREAS, as of the date hereof, the Initial Members have contributed all of their rights, title and interests in and to the Business Opportunity to the Company in exchange for Units of the Company as set forth on Exhibit C hereto;

WHEREAS, the Company intends to raise funds to accomplish its intended purpose and intends to conduct an offering of Common Units that will be exempt from registration under federal and state securities laws under Regulation Crowdfunding of the Securities Act of 1933, as amended (the "**Securities Act**"); the Company may also conduct other offerings of different classes of Securities simultaneously or in the future which will also be in compliance with federal and state securities laws through registration or exemptions from registration;

WHEREAS, the Company has formed PLAINVIEW BEEF 2024 CF SPV LLC, a Delaware limited liability company ("**PVB SPV**") to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended, which provides that the crowdfunding vehicle must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer (which will be the Company) and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act; PVB SPV and the Company will be co-issuers under the Securities Act;

WHEREAS, the PVB SVP will undertake the limited purpose of acquiring, holding, and disposing of securities issued by the Company; the securities to be acquired, held and disposed of by PVB SPV will be Common Units of the Company; PVB SPV may purchase up to 7,335,225 Common Units of the Company and then will issue the same number of Units in PVB SPV to its members as the number of Common Units of the Company that it purchases from the Company;

WHEREAS, PVB SPV Company will issue Units that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Company pursuant to Regulation Crowdfunding; thus, the purchase price for each Unit issued by PVB SPV will be used to buy one Common Unit (as defined herein) of the Company's membership interests, which shall result in a one-to-one relationship between the Units issued by PVB SPV and the Common Units of the Company purchased by PVB SPV; and

WHEREAS, the Initial Members and the Manager wish to enter into this Agreement setting forth the terms and conditions governing the operation and management of the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

Section 1.01   Definitions.   Capitalized terms shall have the meaning ascribed thereto in Exhibit A hereto.

Section 1.02   Interpretation.   For purposes of this Agreement: (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and gender-neutral forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented or modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 1.03   Headings.   The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

ARTICLE II
ORGANIZATION

Section 2.01   Formation.

(a)   The Company was formed on January 12, 2024, pursuant to the provisions of the Delaware Act, upon the filing of the Certificate of Formation with the Division of Corporations.

(b)   This Agreement shall constitute the "limited liability company agreement" (as that term is used in the Delaware Act) of the Company. The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to the Delaware Act and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Delaware Act in the absence of such provision, this Agreement shall, to the extent permitted by the Delaware Act, control.

Section 2.02   Name. The name of the Company is "PLAINVIEW BEEF CO LLC" or such other name or names as may be designated by the Manager; *provided*, that the name shall always contain the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC." The Manager shall give prompt notice to each of the Members of any change to the name of the Company.

Section 2.03   Principal Office. The principal office of the Company is located at such place as may from time to time be determined by the Manager. Upon request, the Manager shall give prompt notice of the then current location of the office to each of the Members.

Section 2.04   Registered Office; Registered Agent.

(a)   The registered office of the Company shall be the office of the initial registered agent named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

(b)   The registered agent for service of process on the Company in the State of Delaware shall be the initial registered agent named in the Certificate of Formation or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 2.05   Purpose; Powers.

(a)   The Company may engage in any lawful act or activity for which limited liability companies may be formed under the Delaware Act, except as may be expressly limited or restricted by this Agreement.

(b)   The foregoing enumeration of such purposes and characterizations of the business of this Company shall not be construed to limit or restrict in any manner the general powers or authority conferred by the laws of the State of Delaware upon limited liability companies, to the extent they are not inconsistent with this Agreement.

(c)   The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Delaware Act.

Section 2.06   Risk of Operations.   In forming and continuing this Company, the Members recognize and acknowledge the speculative nature of the activities to be undertaken by the Company, and the Company, along with its Members and Manager, make no warranties or representations as to the possibility or probability of gain or against loss from the conduct of the Company business.

Section 2.07   Term. The term of the Company commenced on the date the Certificate of Formation was filed with the Division of Corporations and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

ARTICLE III
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS, LOANS, EXPENSES

Section 3.01   Initial Capital Contributions. At the Initial Closing, or if applicable, at a Subsequent Closing, each of the Members shall make the Capital Contribution as provided in their Subscription Agreement and shall be deemed to own Membership Interests in the amounts set forth opposite such Member's name and address on **Schedule C** attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members' Schedule upon the issuance or Transfer of any Membership Interests to any new or existing Member in accordance with this Agreement.

Section 3.02   Additional Capital Contributions Provisions. No Member shall be required to make any additional Capital Contributions to the Company. Any future Capital Contributions made by any Member shall only be made with the consent of the Manager. To the extent that a Member makes an additional Capital Contribution to the Company, the Manager shall revise the Members Schedule to reflect an increase in the Membership Interest of the contributing Member that fairly and equitably reflects the value of its additional Capital Contribution in relation to the aggregate amount of all Capital Contributions made by the Members.

Section 3.03   Failure to Contribute Required Capital. If, after agreeing to make a capital contribution with the Company as provided in Section 3.01, a Member fails to timely provide the capital contribution by the time agreed upon, the Company may take such action as it deems necessary, including instituting a court proceeding to obtain payment, canceling the delinquent Member's Units allocated to the Member for the capital contribution, and/or exercising any other right or remedy available at law or equity.

Section 3.04   Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with this Section 3.04. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a)   Each Member's Capital Account shall be increased by the amount of:
(i)   such Member's Capital Contributions, including such Member's initial Capital Contribution and any additional Capital Contributions;
(ii)   any Net Income or other item of income or gain allocated to such Member pursuant to ARTICLE V; and
(iii)   any liabilities of the Company that are assumed by such Member or secured by any property distributed to such Member.

(b)   Each Member's Capital Account shall be decreased by:
(i)   the cash amount or Book Value of any property distributed to such Member pursuant to ARTICLE VI and Section 11.03(c).
(ii)   the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to ARTICLE V; and
(iii)   the amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company.

(c)   The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Manager determine that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such

Treasury Regulations, the Manager may authorize such modifications without the consent any Member.

Section 3.05 Succession Upon Transfer. In the event that any Membership Interests are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Membership Interests and, subject to Section 5.04, shall receive allocations and distributions pursuant to ARTICLE V, ARTICLE VI and ARTICLE XI in respect of such Membership Interests.

Section 3.06 Negative Capital Accounts. In the event that any Member shall have a deficit balance in its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation of the Company, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 3.07 No Withdrawals from Capital Accounts. No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement. No Member shall receive any interest, salary, management or service fees or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss and deduction among the Members and shall have no effect on the amount of any distributions to any Members, in liquidation or otherwise.

Section 3.08 Loans/Operating Advances. If the Company incurs or expects to incur costs in excess of revenues in its operations or otherwise is in need of additional funds as determined by the Board, then any Member may, with the approval of the Board, advance funds (the "**Operating Advances**") to the Company. The Operating Advances, if any (a) shall constitute loans to the Company; and (b) unless different terms are approved by the Board and Members making Operating Advances, (i) shall bear interest at an annual rate equal to the rate of interest published from time to time by The Wall Street Journal and designated as the prime rate in the "Money Rates" section of such publication provided that if such publication describes the prime rate as a range of rates, the prime rate shall be the highest rate designated in such range (the "**Applicable Rate**"), plus three percent (3%) unless a different interest rate is established by the Board; and (ii) shall be repaid in full with accrued interest before any distributions (except distributions pursuant to Section 5.08(c)) to the Members. Loans by a Member to the Company shall not be considered Capital Contributions. The Company shall not make any loans to any Member, or any Affiliate of any Member, without the approval of the Board.

Section 3.09 The Company's Obligation for Expenses and Fees of PVB SPV.

(a) Expenses. As required by the Crowdfunding Vehicles Rules, the Company has agreed that it will pay or fund directly or reimburse PVB SPV for any and all expenses, debts, liabilities or obligations incurred by the Company associated with the formation, operation, or winding up of the Company, including without limitation, amounts owed or incurred by PVB SPV pursuant to the Limited Liability Company of PVB SPV, including Section 7.08 (Compensation and Reimbursement of Manager), ARTICLE IX (Indemnification Obligations), Section 10.04(f) (Indemnification of Tax Matters Representative), Section 10.04 (Costs of Tax Returns) and Section 12.01 (Costs and Expenses) thereof. The Company shall be obligated to pay any and all demands, causes of action, expenses, costs, damages, allegations, suits, liabilities and any and all other losses of every kind and character, including, without limitation, attorneys' fees and costs (collectively, "claims"), whether expected or unexpected, that are incurred by PVB SPV as if such items were incurred directly by the Company.

(b) <u>Fees</u>. The Company has agreed that it will receive no compensation from PVB SPV for any services rendered or payments by the Company for the benefit of PVB SPV, and further, the Company agrees that any compensation or expense reimbursement paid to any Person managing or operating PVB SPV will be paid solely by the Company.

ARTICLE IV
UNITS, OWNERSHIP AND ADMISSION OF MEMBERS

Section 4.01 Ownership; Capital; Units.

(a) The total Units that the Company is currently authorized to issue shall consist of the following Units:

(i) Twenty-two Million three hundred and thirty-five thousand two hundred and twenty-five units (22,335,225) Common Units, and

(ii) A number of Incentive Units limited to twenty-three point seven nine percent (23.79%) of the total Units of the Company that would be outstanding immediately following the issuance of such Incentive Units. Incentive Units shall be Common Units.

(b) As of the date of this Agreement, there are sixteen million eight hundred and sixteen thousand three hundred and fifty (16,816,350.1) Common Units and Incentive Units issued and outstanding (or in the case of Incentive Units, reserved for issuance), and such Common Units are owned by the Initial Members, and PVB SPV as set forth on Exhibit C. Exhibit C includes a list as of the date of this Agreement, of (i) all Incentive Units, (ii) all outstanding warrants, if any, that have been issued by the Company, including the parties to whom the warrants have been issued, the number of warrants granted to each party, the exercise price for each warrant, and the maturity date of each warrant; (iii) outstanding promissory notes with conversion or other rights to acquire equity, if any, including the payees, principal amounts, interest rates, maturity dates and the conversion rights for each such note; and (iv) other rights to acquire equity in the Company, if any, and the relevant terms thereof. Exhibit C shall be updated from time to time to reflect all rights to acquire equity in the Company as described above and as may be granted pursuant to Section 4.03 below.

(c) Each of the Common Units described above shall be entitled to the rights and subject to the obligations set forth in this Agreement that are attributable to such Units. The Board of Directors may designate Common Units and any other equity ownership interests in the Company as Voting or Non-Voting.

Section 4.02 Incentive Units.

(a) <u>Issuance of Incentive Units</u>. The Board of Directors is hereby authorized to cause the Company to issue any of the authorized but unissued "**Incentive Units**", as defined herein, without the further approval of the Members, to any Manager, Board Member, officer, employee or consultant of the Company, or any other Person providing services to the Company ("**Award Recipient**"). Each Person who holds Incentive Units agrees to provide to the Company such advice, consultation and other services as the Company may reasonably request in the Award or other agreement granted to such Person in connection with its business and agrees by holding such Incentive Units to be bound by the terms of this Agreement. The Incentive Units award shall be set forth on Exhibit C hereto and may be further evidenced by a written instrument (the "**Award**") delivered to the applicable Award Recipient. The Award shall (i) be dated and signed by the Manager or otherwise documented by the Company, (ii) provide for the admission of the Award Recipient as a Member in the Company with a zero balance Capital Account, (iii) specify the number of Incentive Units being granted, and (iv) set forth such other terms and conditions of the Award as the Managers may determine to be applicable to the Award, such as provisions for vesting, accelerated vesting, forfeiture, transfer restrictions or redemption. Incentive Units may be Vested Incentive Units or Unvested Incentive Units. To the extent that the Award contains vesting, accelerated vesting, forfeiture, transfer restrictions or redemption provisions that are in conflict with the terms of this Agreement, the provisions of the Award shall control if approved by the Manager.

(b)   Profits Interests. It is intended that the Management Incentive Units will constitute "profits interests" as that term is used in Revenue Procedures 93-27 and 2001-43. The Incentive Units have a Threshold Value and an initial Capital Account of zero dollars ($0.00). With respect to any Incentive Units issued that the Company: (i) the Board shall designate a "**Threshold Value**" applicable to such Incentive Units to the extent necessary to cause such Incentive Units to constitute profits interests, but which shall not be less than zero dollars ($0.00) and (ii) the initial Capital Account associated with such Incentive Units at the time of its issuance shall be equal to zero dollars ($0.00). The Threshold Value for Incentive Units shall be equal to at least the amount that would, in the reasonable determination of the Board, be distributed pursuant to Section 5.08 with respect to each then outstanding Incentive Unit if, immediately prior to the issuance of such Incentive Units, all then-outstanding Unvested Incentive Units became Vested Incentive Units, the assets of the Company were sold for fair market value, and the proceeds were used to satisfy all liabilities of the Company in accordance with their terms (limited in the case of nonrecourse liabilities to the fair market value of the property securing such liabilities) and any excess proceeds were distributed pursuant to Section 5.08. For these purposes, the fair market values of all Company assets shall be adjusted to equal their respective gross fair market values (taking into account Code Section 7701(g)) immediately before the issuance of any Incentive Units.

(c)   Reissuance of Incentive Units. If any Incentive Units are forfeited or purchased by the Company pursuant to the Award or ARTICLE X hereof, then such forfeited or purchased Incentive Units shall be available to be re-granted by the Board of Directors pursuant to this Section 4.02.

(d)   Safe Harbor. The Board of Directors may in their discretion elect the safe harbor described in Internal Revenue Service Notice 2005-43 (the "**Safe Harbor Election**") and in this event, the Award Recipient shall make a timely election under Section 83(b) of the Code with respect to any Incentive Units issued to such Award Recipient.

(e)   Compliance with Safe Harbor. The Company and each of its Members shall comply with all requirements of the Safe Harbor Election with respect to all interests transferred in connection with the performance of services while the election remains effective. If a Member that is bound by these provisions transfers an interest in the Company to anyone else, the transferee must assume the transferring Member's obligations under this Agreement. If a Safe Harbor Election is terminated automatically because a Member or service provider reports income tax effects of a "Safe Harbor Partnership Interest" (as defined in Internal Revenue Service Notice

2005-43) in a manner inconsistent with the requirements of Internal Revenue Service Notice 2005-43, including a failure to provide appropriate information returns, such Member or service provider shall indemnify the Company and the other Members and hold them harmless from and against any and all resulting income or tax consequences, including any additional associated costs, and shall directly bear any and all expenses associated with seeking relief from such termination. On satisfying the requirements under Internal Revenue Service Notice 2005-43 for termination of a Safe Harbor Election, the Tax Matters Member may affirmatively terminate a Safe Harbor Election.

(f)   Vesting. Unless approved by the Board to the contrary, all Awards of Incentive Units hereunder shall vest twenty-five percent (25%) after one year, with the remaining portion of the award vesting monthly over the next thirty-six (36) months.

(g)   Termination of Employment. Unless otherwise approved by the Board to the contrary and documented in an employment, Award or other signed, written agreement: (i) all Unvested Incentive Units will be forfeited upon a termination of employment of service by an Award Recipient; (ii) all Vested and Unvested Incentive Units will be forfeited upon a termination of employment or service for cause, as defined in Section 7.02(b); and (iii), the termination of employment or service to the Company of any Award Recipient will constitute an Involuntary Transfer Event which allows the Company to purchase any such Units.

Section 4.03   Issuance of Additional Units. Additional Units may be authorized for issuance pursuant to the following provisions:

(a)   The Board is hereby authorized to cause the Company to issue Membership Interests, Units or classes or series thereof, or options, rights, warrants or appreciation rights relating thereto, or any other type of equity security that the Company may lawfully issue ("**Additional Company Equity Securities**") if the Company shall have a need for additional Capital Contributions for any proper Company purpose.

(b)   The Board is hereby authorized to cause the Company to issue additional unsecured or secured debt obligations of the Company, including debt obligations of the Company convertible into any class or series of equity securities of the Company ("**Company Debt**" and, together with the Additional Company Equity Securities, the "**Company Securities**"), and to enter into such revolving credit and other loan agreements and promissory notes evidencing the Company Debt (the "**Loan Documents**"). The Board is hereby authorized to cause the proper officers of the Company to execute and deliver the Loan Documents with such changes therein as the Board approves, such approval shall be conclusively evidenced by the execution of the final version of the Loan Documents by the proper officers of the Company. The issuance of the Company Debt to the lenders thereof shall not cause such lenders to become Members of the Company, except to the extent a lender becomes a Member as expressly provided herein.

(c)   Additional Company Equity Securities may be issuable in one or more classes, or one or more series of any of such classes, with such designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to existing classes and series of Company Securities, all as shall be fixed by the Board in the exercise of its sole and complete discretion, subject to Delaware law and the terms of this Agreement, including (i) the allocations of items of Company income, gain, loss and deduction to each such class or series of Company Securities; (ii) the right of each such class or series of Company Securities to receive or share in Company distributions; (iii) the rights of each such class or series of Company Securities upon dissolution and liquidation of the Company; (iv) whether such class or series of additional Company Securities is redeemable by the Company and, if so, the price at which, and the terms and conditions upon which, such class or series of additional Company Securities may be redeemed by the Company; (v) whether such class or series of additional Company Securities is issued with the privilege of conversion and, if so, the rate at which, and the terms and conditions upon which, such class or series of Company Securities may be converted into any other class or series of Company Securities; (vi) the terms and conditions upon which each such class or series of Company Securities will be issued and Transferred; and (vii) the right, if any, of each such class or series of Company Securities to vote on Company matters, including matters relating to the relative rights, preferences and privileges of each such class or series.

(d)   Company Securities may be issued to such Persons for such consideration and on such terms and conditions as shall be established by the Board in its sole discretion. The Board shall have sole discretion, subject to this Section 4.03 and the requirements of the Act, in determining the consideration and terms and conditions with respect to any future issuance of Company Securities.

(e)   The Board is hereby authorized and directed to take all actions which it deems appropriate or necessary in connection with each issuance of Company Securities pursuant to this Section 4.03 and to amend this Agreement in any manner which it deems appropriate or necessary without the joinder of any other Member to provide for each such issuance, to admit additional Members in connection therewith and to specify the relative rights, powers and duties of the holders of the Company Securities being so issued. The Board shall do all things necessary to comply with the Act and is authorized and directed to do all things it deems to be necessary or advisable in connection with any future issuance of Company Securities, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency.

(f)   Any person who is not a Member who acquires any Additional Company Equity Securities pursuant to such additional capitalization as set forth in this Section 4.03 shall become a Member upon execution of a Joinder Agreement approved by the Board.

(g)   Upon completion of the issue and sale of Additional Company Equity Securities (whether as a result of the sale of such securities to a third party or otherwise), this Agreement shall be deemed amended to accurately reflect the new capital structure of the Company, the rights to distribution and the Sharing Ratios within a Class of Units of the Members resulting from such additional capitalization, without the need for any further action by the Members or Manager. The Board shall promptly provide all Members with written notice of such amended capital structure.

Section 4.04   Admission of New Members.

(a)   The Members agree that the Manager shall have the right to admit Members (i) upon the Initial Closing and in one or more Subsequent Closings held in accordance with the Offering, and (ii) in connection with a Transfer of Membership Interests, subject to compliance with the provisions of ARTICLE VIII, and in either case, following compliance with the provisions of Section 4.04(b).

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Membership Interests, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the

Joinder Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including the receipt by the Company of payment for the issuance of Membership Interests, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company. The Manager shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 3.04, Section 5.06 and Section 5.08(b).

(c)   A person will not become of Member, by operation of law or otherwise, unless the new Member agrees to become a party to and be bound by this Agreement and only upon the prior written approval of the Manager. Upon the approval of the Manager, the Manager may establish any terms and conditions of the addition of a new Member as the Manager may determine. A new Member will be subject to all the terms, conditions, restrictions, and obligations of this Agreement. The Manager will have full authority to issue additional Units and admit new Members. This Agreement may be executed by a new Member by means of a Joinder Agreement, which may or may not be associated with a subscription or contribution agreement related to the new Member's purchase of Units of the Company.

Section 4.05   No Personal Liability. Except as otherwise provided in the Delaware Act, by Applicable Law or expressly in this Agreement, no Member will be obligated personally for any debt, obligation or liability of the Company or other Members, whether arising in contract, tort or otherwise, solely by reason of being a Member.

Section 4.06   No Withdrawal. So long as a Member continues to hold any Membership Interests, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Membership Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in § 18-304 of the Delaware Act.

Section 4.07   Death. The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and Membership Interests owned by the deceased Member shall be eligible to be Transferred to such Member's Permitted Transferees, *provided*, that within a reasonable time after such Transfer, the applicable Permitted Transferees shall sign a written undertaking substantially in the form of the Joinder Agreement.

Section 4.08   Meetings of Members.

(a)   Meetings of the Members may be called solely by the Manager in its sole discretion, or as otherwise required by Applicable Law. No Manager is required to call regular, periodic, or other meetings of the Members, except as required by Applicable Law.

(b)   Written notice stating the place, date and time of the meeting and describing the purposes for which the meeting is called, shall be delivered not fewer than 10 days and not more than 30 days before the date of the meeting to each Member. The Members may hold meetings at the Company's principal office or at such other place as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting.

(c)   Any Member may participate in a meeting of the Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include business to be conducted by Members; *provided*, that the appropriate Members shall have been notified of the meeting in accordance with Section 4.08(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 4.09   Quorum. A quorum of any meeting of the Members shall require the presence of the Members holding a majority of the outstanding Membership Interests. Subject to Section 4.09, no action at any meeting may be taken by the Members unless the appropriate quorum is present. Subject to Section 4.09, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of Members holding a majority of the outstanding Membership Interests.

Section 4.10   Action without a Meeting. Notwithstanding the provisions of Section 4.08, any matter that is to be voted on, consented to or approved by Members may be taken without a meeting, without prior notice and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a majority of the outstanding Membership Interests. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

Section 4.11   Authority of Members.

(a)   Except as otherwise specifically provided by this Agreement or required by the Delaware Act, no Member, in its capacity as a Member, shall participate in the operation, management, or control (within the meaning of the Delaware Act) of the Company or have the power to act for or on behalf of, or to bind, the Company. Except as expressly required by applicable Law , no Member (in his, her, or its capacity as a Member) has any right or power to: (i) take any action on behalf of , or to direct or influence in any way the activities of, the Company generally, any Manager, or any Officer; (ii) call, initiate, or otherwise cause to be formed any meeting of Members, except as expressly provided in this Agreement; (iii) vote or otherwise take any action to remove, replace, or appoint any Manager; or (iv) vote on any other matter related to the Company generally, or this Agreement, except as expressly provided in this Agreement.

(b)   Notwithstanding the foregoing or any other provision contained herein to the contrary, each Member shall have the right, power and authority to (i) instruct the Manager as to any vote of the Securities of the Issuer held by the Company, on a one vote per Unit basis, in the event such Securities are entitled to vote with respect to such issue, (ii) such Member instruct the Manager as to such Member electing to participate in tender or exchange offers or similar transactions conducted by the Issuer and the Manager shall cause the Member to participate in such transaction only in accordance with such instructions; and (iii) direct the Company to assert any rights under Applicable Law that the Member would have if that Member had invested directly in the Issuer pursuant to the Offering.

Section 4.12   No Interest in Company Property. No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

Section 4.13   Certification of Membership Interests.

(a)   The Manager may, but shall not be required to, issue certificates to the Members representing the Membership Interests held by such Member.

(b)   If the Manager shall issue certificates representing Membership Interests in accordance with Section 4.13(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Membership Interests shall bear a legend substantially in the following form:

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT PURSUANT TO (A) A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) AN EXEMPTION FROM REGISTRATION THEREUNDER.

Section 4.14   Other Activities; Business Opportunities. Nothing contained in this Agreement shall prevent any Member or any of its Affiliates from engaging in any other activities or businesses, regardless of whether those activities or businesses are similar to or competitive with the business of the Company. None of the Members nor any of their Affiliates shall be obligated to account to the Company or to the other Member for any profits or income earned or derived from other such activities or businesses. None of the Members nor any of their Affiliates shall be obligated to inform the Company or the other Member of any business opportunity of any type or description.

ARTICLE V
ALLOCATIONS AND TAX PROVISIONS

Section 5.01 Allocation of Net Income and Net Loss. After giving effect to the allocations set forth in <u>Section 5.02</u>, and after giving effect to all distributions of cash or property, Net Income and Net Losses of the Company for any Fiscal Year shall be allocated among the Members (including Holders of Vested or Unvested Incentive Units, but the rights of such Holders are subject to <u>Section 3.01(c)</u>) according to their respective Sharing Ratios. This <u>Section 5.01</u> shall be applied so that upon the occurrence of the liquidation of the Company, the balances in the Members' respective Capital Accounts will have been established to the extent feasible under this <u>Section 5.01</u> and the other relevant provisions related to Capital Accounts and allocations to equal the amounts that are distributed to the Members respectively pursuant to <u>Section 6.01</u>, in order that distributions in liquidation of the Company effectively will meet the requirements of Section 1.704-1(b)(2)(ii)(b)(2) of the Treasury Regulations. Accordingly, Profit and Loss of the Company, to the extent possible, shall be allocated to the Members in a manner that will cause their Capital Accounts to equal the amount distributable to them under <u>Section 6.01</u> upon liquidation of the Company.

Section 5.02 Regulatory and Special Allocations. Notwithstanding the provisions of Section 5.01:

(a) <u>Prohibition of Deficit Capital Accounts; Regulatory Allocations</u>. Except for Company losses, deductions and Code Section 705(a)(2)(B) expenditures that are attributable to obligations that constitute partner nonrecourse debt within the meaning of Treasury Regulation Section 1.704-2(b)(4), no Company losses, deductions and Code Section 705(a)(2)(B) expenditures shall be allocated to a Member to the extent that the Member has or would have, as a result of such allocation(s), a "Capital Account Deficit". Any Losses (or items of deductions) which otherwise would be allocated to a Member, but which cannot be allocated to such Member because of the application of this <u>Section 5.02(a)</u>, shall instead be allocated to the other Members having positive Capital Account balances to the extent thereof. In addition, the following special allocations shall be made:

(i) <u>Member Nonrecourse Debt</u>. Notwithstanding any provision of this Agreement to the contrary, Company losses, deductions and Code Section 705(a)(2)(B) expenditures that are attributable to obligations that constitute Member Nonrecourse Debt within the meaning of Treasury Regulation Section 1.704-2(b)(4) shall be allocated to the Member or Members that bear the economic risk of loss for such debt, in accordance with Treasury Regulation Section 1.704-2(i)(l). This <u>Section 5.02(a)(i)</u> is intended to comply with the allocation provision of Treasury Regulation Section 1.704-2(i)(l) and shall be interpreted consistently therewith.

(ii) <u>Company Nonrecourse Debt</u>. Notwithstanding any provision of this Agreement to the contrary, Company losses, deductions and Code Section 705(a)(2)(B) expenditures that are attributable to obligations that constitute Company Nonrecourse Debt (and not Member Nonrecourse Debt within the meaning of Treasury Regulation Section 1.704-2(b)(4)) shall be allocated to the Member or Members in accordance with Treasury Regulation Section 1.704-2. This <u>Section 5.02(a)(ii)</u> is intended to comply with the allocation provision of Treasury Regulation Section 1.704-2 and shall be interpreted consistently therewith.

(iii)   <u>Company Minimum Gain Chargeback</u>. Notwithstanding any provision of this Agreement to the contrary, if there is a net decrease in Company Minimum Gain, then there shall be allocated to each Member items of Company income and gain for such Taxable Year (and, if necessary, subsequent Taxable Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain (determined in accordance with Treasury Regulation Section 1.704-2(g)). The items to be so allocated shall be determined in accordance with Treasury Regulation Section 1.704-2(f)(6) and 1.704-2(j)(2). This <u>Section 5.02(a)(iii)</u> is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(iv)   <u>Member Minimum Gain Chargeback</u>. Notwithstanding any provision of this Agreement (except <u>Section 5.04(c)</u>) to the contrary, if there is a net decrease in Member Minimum Gain during any Taxable Year, then, each Member shall be allocated items of Company income and gain for such year (and, if necessary, subsequent Taxable Years) in an amount equal to that Member's share, if any, (determined in accordance with Treasury Regulation Section 1.704-2(i)(4)) of the net decrease in Member Minimum Gain. The items to be so allocated shall be determined in accordance with the provisions of Treasury Regulation Section 1.704-2(i)(4). This <u>Section 5.02(a)(iv)</u> is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(i) and shall be interpreted consistently therewith.

(v)   <u>Certain Basis Adjustments</u>. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or 743(b) of the Code is required to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated, as provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), as an item of income (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) and such income or loss shall be specially allocated to the Members in a manner consistent with which their Capital Accounts are required to be adjusted pursuant to such Section 1.704-1(b)(2)(iv)(m) of the Regulations.

(vi)   <u>Qualified Income Offset</u>. Notwithstanding any provision in this Agreement to the contrary, if during any Taxable Year any Member unexpectedly receives any adjustment, allocation or distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain (including gross income) shall be specially allocated to such Member in an amount and manner sufficient to eliminate the deficit balance in its Capital Account created by such adjustment, allocation or distribution as quickly as possible, provided that an allocation hereunder shall be made if and only to the extent that such Member would have a deficit in its Capital Account after all other allocations provided in this <u>Section 5.04</u> have been tentatively made as if this <u>Section 5.04(f)</u> were not in the Agreement. This <u>Section 5.02(a)(vi)</u> is intended to comply with the qualified income offset provisions in Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(vii)   <u>Compliance with Treasury Regulations</u>. The allocations set forth in this <u>Section 5.02</u> (the "**Regulatory Allocations**") are intended to comply with certain requirements of Treasury Regulation Sections 1.704-1(b) and 1.704-2 and shall be interpreted and applied consistently therewith. Notwithstanding any other provision of this <u>Article V</u> (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss and deduction among Members so that, to the extent possible, the net amount of such allocations of other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

(viii)   Share of Excess Nonrecourse Liabilities. For purposes of determining the Members' shares of excess nonrecourse liabilities under Treasury Regulation Section 1.752-3, the Members' share of Profits or Losses shall be equal to their Sharing Ratios as of the time for determining such shares of excess nonrecourse liabilities.

(b)   Built-In Gain or Loss. In the event of the sale, exchange, condemnation or other disposition of Company Property, gains and losses shall be allocated among the Members as set forth in Section 5.01 above, except income, gain, loss and deductions with respect to any property contributed to the Company which shall be shared among the Members so as to take into account the variation between the basis of the property to the Company, as determined for federal income tax purposes, and its fair market value at the time of contribution, as required by Regulations issued under Code Section 704(c). This variation between the fair market value and adjusted basis is referred to as the "**Built-In Gain or Loss**" and shall be allocated as required by Code Section 704(c) and the Regulations thereunder; and further, the Managers are hereby authorized to elect to allocate Built-In Gain or Loss in any manner permissible under such Regulations.

Section 5.03   Tax Accounting Concepts. The recognition and classification of items of income, gain, loss and deduction for purposes of this Article V shall be the same as their recognition and classification for federal income tax purposes except that the computations shall be made without regard to any Code Section 754 election which may be made by the Company.

Section 5.04   Allocations in Respect of Transferred Membership Interests. In the event of a Transfer of Membership Interests during any Fiscal Year that is effective and not challenged by the Company as being void under the provisions of ARTICLE VIII, Net Income, Net Losses and other items of income, gain, loss and deduction of the Company attributable to such Membership Interests for such Fiscal Year shall be determined by the Manager using permissible methods under applicable tax law, including Treasury Regulation §1.706-4, and the Members specifically approve the use of the proration method or any other permissible method if selected by the Manager.

Section 5.05   Tax Credits. All tax credits for federal or state income tax purposes shall be allocated as the expenditure or deduction giving rise to such credit is allocated as reasonably determined by the Manager.

Section 5.06   Tax Elections.

(a)   Subchapter K. No election shall be made by the Company, the Manager, or any Member for the Company to be excluded from the application of any provision of Subchapter K, Chapter 1 of Subtitle A of the Code or from any similar provisions of any state tax laws.

(b)   Basis Adjustments. In the event of the transfer of an interest in the Company, or in the event of the distribution of property to any Member, the Company may, if approved by the Manager, file an election in accordance with the applicable Regulations to cause the basis of the Company's assets to be adjusted for federal income tax purposes as provided by Sections 734 and 743 of the Code.

(c)   Organizational Expenses. The Company shall elect to amortize organizational expenses to the extent allowed under Section 709(b) of the Code.

(d)   Management Fees. Management fees, if any, paid to a Manager for supervision of the activities of the Company shall be treated as a guaranteed payment from the Company for federal income tax purposes pursuant to Section 707(c) of the Code.

(e)   Other Tax Elections. The Manager shall have authority to make such other relevant tax elections on behalf of the Company, including, but not limited to, the following: the selection of the cash or accrual method of accounting, the election to expense certain depreciable assets, the allocation of Built-In Gain or Loss under Code Section 704(c) and the Regulations thereunder, and the method and period of depreciation or cost recovery and the tax year of the Company.

(f)   Allocation Amendments. The allocations of Profits and Losses contained in this Article V are intended to comply with the requirements for allocations under Sections 704(b) and (c) of the Code, existing case law, rulings and Regulations. Notwithstanding anything to the contrary herein, to the extent necessary to effectuate the intent of this Agreement regarding such allocations, the Manager is empowered, without any vote of the Members, to amend this Agreement in such manner as they deem reasonably necessary to comply with any new laws, regulations, or rulings in this regard.

(g)   Certain Deductions. If, and to the extent that, any Member is deemed to recognize income as a result of any transaction between the Member and the Company pursuant to Sections 482, 483, 1272-1274 or 7872 of the Code, or any similar provision now or hereafter in effect, any corresponding resulting loss or deduction of the Company shall be allocated to the Member who was charged with such income.

ARTICLE VI
DISTRIBUTIONS

Section 6.01   General.

(a)   Cash Distributions. To the extent that the Company has cash available for distribution on hand and which, as determined by the Board of Directors, is not needed to pay operating expenses of the Company or to satisfy the existing or future obligations of the Company, the Managers may distribute such remaining Cash Available for Distribution to holders of Units pro rata in accordance with their Sharing Ratios.

(b)   Tax Distributions. Cash Available for Distribution on hand and which, as determined by the Board of Directors, is not needed to pay operating expenses of the Company or to satisfy the existing or future obligations of the Company, shall be distributed no less frequently than quarterly, in amounts sufficient to assist its Members in satisfying their tax liability arising from allocations of Profit and Loss of the Company in any Fiscal Year for which such an allocation is required.

(c)   Distributions for Incentive Units. Notwithstanding the foregoing provisions of Section 5.08, all amounts otherwise distributable pursuant to this Agreement (other than tax distributions under Section 5.08(c) above) with respect to each Unvested Incentive Unit shall be retained by the Company (collectively, the "**Retained Distributions**"). The Company shall (i) distribute the Retained Distributions with respect to each Unvested Incentive Unit when such

Unvested Incentive Unit becomes a Vested Management Incentive Unit, to the holder of such Vested Incentive Unit and (ii) distribute the Retained Distributions with respect to each Unvested Incentive Unit that is forfeited pursuant to Section 5.08(a)-(c) above.

       (d)   Legal Restrictions on Distributions.

       (i)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate Section 18-607 of the Delaware Act or other Applicable Law.

       (ii)   The Company may withhold amounts from distributions to the extent required by law. If the Company fails to withhold amounts from distributions as required by law, a Member shall return to the Company the amount that should have been withheld promptly after written notice from the Company.

Section 6.02 Tax Withholding.   Each Member agrees to furnish the Company with any representations and forms as shall be reasonably requested by the Manager to assist it in determining the extent of, and in fulfilling, any withholding obligations it may have. The Manager is authorized to take any action that it determines, in its sole discretion, may be required to cause the Company to comply with any withholding requirements established under the Code or any other federal, state, or local law, including pursuant to Sections 1441, 1442, 1445, 1446, and 1471 through 1474 of the Code. To the extent that the Company is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Member (including by reason of Section 1446 of the Code), the Manager may treat the amount withheld as a distribution of cash pursuant to Section 6.01, in the amount of such withholding from such Member. Neither the Company nor the Manager shall be liable for any excess taxes withheld in respect of any distribution or allocation of income or gain to a Member. In the event of an over withholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

Section 6.03 Distributions in Kind.

       (a)   The Manager is hereby authorized, as it may reasonably determine, to make distributions to the Members in the form of securities or other property held by the Company. In any non-cash distribution, the securities or property so distributed will be distributed among the Members in the same proportion and priority as cash equal to the Fair Market Value of such securities or property would be distributed among the Members pursuant to Section 6.01.

       (b)   Any distribution of securities shall be subject to such conditions and restrictions as the Manager determine are required or advisable to ensure compliance with Applicable Law relating to the Company and/or the Issuer. In furtherance of the foregoing, the Manager may require that the Members execute and deliver such documents as the Manager may deem necessary or appropriate to ensure compliance with all federal and state securities laws that apply to such distribution and any further Transfer of the distributed securities, and may appropriately legend the certificates that represent such securities to reflect any restriction on Transfer with respect to such laws.

ARTICLE VII
MANAGEMENT

Section 7.01   Management of the Company.

(a)   Power and Authority of Manager. The business and affairs of the Company shall be managed, operated, and controlled by or under the direction of one or more Managers. Subject to the provisions of Section 7.05, the Manager(s) shall have, and is hereby granted, full and complete power, authority and discretion for, on behalf of and in the name of the Company, to take such actions as it may deem necessary or advisable to carry out any and all of the objectives and purposes of the Company.

(b)   Designation of Manager(s); Manager Decisions. The initial Managers of the Company shall be Debra Sweeney and Gabe Orr, who shall serve as Co-Managers, with the full power and authority to manage and operate the Company to the fullest extent allowed under Section 18-402 of the Act, subject to, in all respects, the terms and conditions of this Agreement. At any time at which there are two (2) Managers then serving, they shall act by unanimous consent. At any time at which there are more than two (2) Managers then serving, they shall act by majority vote.

(i)   **Impasses.** Other than the actions described in Section 7.1(c) which require the approval of the Board of Directors, in that there are two (2) Co-Managers and such Co-Managers disagree on an important decision, or if there more than two Managers and they are deadlocked on an important decision regarding the Company, then any Manager then serving may submit such issues to binding impasse resolution in accordance with Section 7.01(b)(ii) hereof.

(ii)   **Resolution of Impasses**. Upon the occurrence of an impasse under Section 7.01(b)(i), each Manager agrees to participate in an expedited, binding impasse resolution process. A Manager may shall initiate this impasse resolution process by submitting a request for impasse resolution to the other Managers by email, with receipt confirmed by the other Manager(s), or in accordance with the Notice provisions set forth in Section 12.03 hereof. Within five (5) days thereafter, the Managers shall agree upon a single mediator to conduct the impasse resolution process, or, if they are unable to agree, then Mark H. Allen shall serve as mediator and if he is unable or unwilling to serve, then each Manager shall submit the names of two (2) proposed mediators and the mediator shall be selected from this list by the following individuals with each having two (2) days to make the selection and if such person, does not act within two (2) days, then next person on the list shall select the mediator, and this process shall be repeated until a mediator is selected: Mark H. Allen, Jerot Pearson, Boyd Orr, Larry Gardner and Ryan Shay. The mediator will determine the process for resolution of the impasse after speaking to each Manager, which process may range from emails and phone calls to the submission of a written impasse resolution statement by each Manager followed by a meeting session with the Managers and the mediator. All impasse resolution fees shall be paid by the Company. At the conclusion of the impasse resolution process, in the event that the Managers cannot resolve the issues submitted to impasse resolution by reaching a mutually acceptable impasse resolution agreement, then the mediator shall issue a final and binding decision. Each Manager, as a condition to serving as a Manager, agrees to honor and abide by this impasse resolution process and to agree that any decision made hereunder shall be binding and final. If necessary, judgment may be entered on the impasse resolution agreement or the final, binding decision of the mediator, as the case may be, in any court of competent jurisdiction.

(c)   Board of Directors. The Manager(s) will have the right to appoint the members of the Board of Directors of the Company, subject to the terms and conditions set forth in this Section 7.01. The Board of Directors will have the power to approve or disapprove all material and major decisions related to the Company that are outside the ordinary course of business. The Manager(s) shall appoint a Board of Directors consisting of one or more Persons (s), who may or may not be Members of the Company, as set forth below (each, 'a' or 'the' "**Board Member**", as the case may be, and collectively, the "**Board of Directors**" or the "**Board**"). Initially, there shall be two (2) members of the Board, but the Board may be enlarged as set forth below. The initial Board shall consist of the initial Co-Manager(s). The Manager(s) shall have the right to increase the number of members of the Board in its/their discretion. In all events, the Manager(s), will retain the power and authority to appoint the majority of the Board. In each instance, each Co-Manager shall serve as a Board Member until his or her death, disability, resignation, or removal for Cause, but Board Members selected by the Manager(s) may be removed by the Manager(s) with or without cause.

Each Board Member may be an individual or an entity and need not be a Member; provided, however, that, if a Board Member or Manager is also a Member, the rights of the such Person shall not be altered on account thereof.

(d)   Duties of Manager(s). Except as otherwise specified in this Agreement, the Manager shall have the authority and power to manage and control the business, property and affairs of the Company and may exercise all powers given to managers of limited liability companies under the Act, including without limitation: (i) opening, maintaining and closing accounts with brokers and giving instructions or directions in connection therewith; (ii) opening, maintaining and closing bank accounts and drawing checks or other orders for the payment of money; (iii) receiving, disposing of and dealing in all securities, checks, money and other assets or liabilities of the Company; (iv) hiring and firing officers, employees, investment bankers, attorneys, accountants, consultants, custodians, contractors and other agents, and paying them compensation; (v) entering into, making and performing such contracts, agreements and other undertakings, and doing any and all such other acts required of the Company with respect to its interest in any corporation, partnership, limited partnership, limited liability company, trust, association or other entity or activity, including without limitation entering into agreements with respect to such interests, which agreements may contain such terms, conditions and provisions as the Manager shall reasonably approve; and (vi) preparing and filing all elections for the Company that are permitted under tax or other applicable laws. Without limiting the foregoing, the Manager shall, subject to any prior approval of the Board or the Members if and as may be required under this Agreement or the Act, have the authority to: (a) borrow money, mortgage, pledge or otherwise encumber all or substantially all of the assets of the Company; (b) perform, and designate other persons to perform, any or all duties as may be prescribed by the Members from time to time; and (c) in his, her, it's or their discretion, make all decisions on behalf of the Company which are not exclusively reserved to the Board or Members by the Act, this Agreement, or otherwise. For sake of clarity, the parties hereto acknowledge that the following transactions require Board approval: issuing equity or convertible debt, incurring significant liabilities other than in the ordinary course of business, sale of significant assets, hiring executive officers, and other significant transactions, actions or matters that customarily require board approval for similarly situated companies or for which board approval is required or would be required by law if the Company was a corporation.

(e)   Authority.   All instruments shall be signed on behalf of the Company by the Manager, except in cases where the signing or execution thereof shall be expressly delegated hereunder to some other person by the Manager, such as duly appointed officers. Any person dealing with the Company may rely absolutely upon the act and/or signature of, or on behalf of, the Manager or a duly appointed officer as being the act of the Company, and no person shall be obliged to inquire into or otherwise ascertain whether the act of the Manager or the officer has been duly authorized.

(f)   Voting by the Board.   When there is more than one member of the Board of the Directors of the Company, the Board shall act by majority vote, unless this Agreement expressly provides to the contrary or if the Board has agreed to the contrary (such as actions requiring unanimous consent) in a written designation of authority signed by all Board Members.

(g)   Meetings, Written Actions and Proxies.   Unless otherwise provided herein, meetings of the Board may be held by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at the meeting. Unless otherwise provided herein, on any matter that is to be voted on, consented to or approved by the Board, the Board may take such action without a meeting, without prior notice and without a vote if consented to or approved, in writing, by electronic transmission or by any other means permitted by law, by Board Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Board Members entitled to vote thereon were present and voted. Unless otherwise provided herein, if a person (whether or not then a Board Member) consenting as a Board Member to any matter provides that such consent will be effective at a future time (including a time determined upon the happening of an event), then such person shall be deemed to have consented as a Board Member at such future time so long as such person is then a Board Member. Unless otherwise provided herein, on any matter that is to be voted on by the Board, the Board Members may vote in person or by proxy, and such proxy may be granted in writing, by means of electronic transmission or as otherwise permitted by applicable law. Unless otherwise provided herein, a consent transmitted by electronic transmission by a Board Manager or by a person or persons authorized to act for a Board Manager shall be deemed to be written and signed for purposes of this subsection.

Section 7.02   Removal; Resignation; Vacancies.

(a)   A Manager may resign at any time by delivering a written resignation to the Company. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The acceptance of a resignation by the other Manager shall not be necessary to make it effective.

(b)   A Manager may be removed only for cause. For purposes of this Agreement, **"cause"** for removal or termination shall be defined as the willful failure to perform, or negligence in the performance of, the duties of the such person for the Company, material breach of obligations to the Company under any agreement with the Company including but not limited to this Agreement, the conviction of the Manager, or a senior officer of the Manager (if an entity), of any felony under the laws of the United States or any state thereof (other than a traffic violation), acts of fraud, theft, embezzlement or other material act of dishonesty or breach of fiduciary duty or other duties to the Company.

(c)   In the event of the removal, resignation or, if the Manager is an individual, death or incapacity of a Manager, or if the Manager is an entity, the insolvency, bankruptcy or dissolution of the Manager, any vacancy occurring in the office of the Manager may be filled by the Members owning a Majority of the voting Common Units in the Company and failing that, then a written election may be held allowing each Member to vote his number of voting Common Units and the Person receiving the most votes in such election shall serve as the successor Manager. Common Units held by a Manager which was removed for cause shall not be eligible to vote in this election.

(d)   The resignation or removal of a Manager who is also a Member shall not constitute a withdrawal or expulsion of the Manager as a Member of the Company or otherwise affect the Manager's rights as a Member. If a Manager resigns or is removed, the Issuer shall appoint a successor.

Section 7.03   Action by Manager. Any action of the Manager may be taken without a meeting by written consent of the Manager. Such consent shall have the same force and effect as a vote at a meeting and may be stated as such in any document or instrument filed with the Division of Corporations of Delaware.

Section 7.04   Authority of Members. Except as expressly required by applicable Law , no Member (in his, her, or its capacity as a Member) has any right or power to: (i) take any action on behalf of, or to direct or influence in any way the activities of, the Company generally, any Manager, or any Officer; (ii) call, initiate, or otherwise cause to be formed any meeting of Members, except as expressly provided by Applicable Law; (iii) vote or otherwise take any action to remove, replace, or appoint any Manager; or (iv) vote on any other matter related to the Company generally, or this Agreement, except as expressly required by Applicable Law. Notwithstanding the foregoing, the Manager shall follow the instructions of each Member as to any vote of the Securities of the Issuer held by the Company, in the ratio such securities bear to the Capital Account of the Member, in the event such Securities are entitled to vote with respect to such issue.

Section 7.05   Affiliated Party Transactions. Neither the Company nor its Affiliates shall enter into any transaction with any Member, Board Member, Manager, officer, or employee of the Company or their respective Affiliates (other than any transaction which may be specifically acknowledged and consented to within this Agreement or was disclosed in the offering materials provided to investors in the Company) unless approved by a Majority Vote of all Board Members and a Majority Vote of all Board Members excluding the Board Members who are parties to such transactions. In the event that there are no Board Members who are not interested parties to such transactions, then the transactions require the approval of disinterested Members holding a Majority of Units held by disinterested Members. No provision herein shall preclude the Manager from agreeing to pay reasonable compensation to officers, employees and independent contractors of the Company for services rendered to the Company for operational roles in the Company.

Section 7.06   Officers.

(a)   <u>Appointment and Service</u>. The Board may from time to time appoint officers, determine terms of office for officers, and delegate to officers such authority and duties consistent with the terms of this Agreement as the Board may deem appropriate. Officers shall be compensated from Company funds as the Board may determine. Officers may include a Chief Executive Officer, a President, a Chief Commercial Officer, a Chief Operating Officer, a Chief Financial Officer, one (1) or more Vice Presidents, a Secretary, and other officers as determined by the Board. No officer need be a Board Member or a Member. Two (2) or more offices may be held by the same person. Each officer shall serve until his or her successor is elected or until his or her earlier resignation or removal with or without cause by the Board.

(b)   Delegation of Authority.   Except as expressly provided otherwise in this Agreement, the officers shall have delegated authority from the Manager and the Board for conducting the day-to-day business of the Company, including the authority to:

(i)   manage the daily affairs, business operations and properties of the Company (including the opening, maintaining and closing of bank accounts and drawing checks or other orders for the payment of monies in the ordinary course of business) and, in connection therewith, bind the Company and otherwise act as its agent;

(ii)   expend Company funds in connection with the normal operation of the business of the Company;

(iii)   collect all amounts due to the Company and contest and exercise the Company's right to collect such amounts;

(iv)   to the extent that funds of the Company are available therefor, pay as they become due, all obligations of the Company; and

(v)   employ and dismiss from employment any and all employees (other than another officer appointed by the Board) and appoint and remove agents, consultants and independent contractors, in each case in the ordinary course of business.

Section 7.07   Compensation and Expenses of Manager and Board Members.

(a)   Management Fee. The Manager shall be entitled to reasonable and customary compensation in relation to his, her or its service as Manager, which in the case of the initial Manager and of any Manager serving before the Board consists of more than one member, shall be subject to the approval of a majority of the Initial Members based on one vote per Unit and of the relevant Manager. When and if the Board consists of more than one Board member, any change in the compensation of the Manager shall be subject to the approval of the Board (excluding the Manager if then serving) and the relevant Manager.

(b)   Board Members Compensation. Board Members shall be entitled to reasonable and customary compensation in relation to their service as Board Members, officers, employees and/or consultants to the Company. The compensation of Board Members shall be established by the Manager.

(c)   Expenses. Board Members and the Manager shall be entitled to reimbursement for reasonable expenses incurred on behalf of the Company and in furtherance of its business.

Section 7.08   Obligations of Board Members. Each Board Member shall devote such part of its time to the Company as may be required to manage and supervise the Company business and affairs but shall not be required to devote all or substantially all of its business time to the Company, except as otherwise required by the terms of an employment, consulting or similar agreement to which a Board Member may be a party with the Company.

Section 7.09   Other Activities of Manager, Board Members and Members; Business Opportunities; Competing Activities. The Manager, Board Members and the Members, and their respective officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates, may engage or invest in, independently or with others, any business activity of any type or description, including without limitation those that might be the same as or similar to the business of the Company or the Issuer and that might be in direct or indirect competition with the business of the Company or the Issuer. Neither the Company, Board Members nor any other Manager or Member shall have the right in or to such other ventures or activities or to the income or proceeds derived therefrom. Neither the Manager, Board Members nor the Members shall be obligated to present any investment opportunity or prospective economic advantage to the Company, the Issuer, the Manager or the other Members even if the opportunity is one of the character that, if presented to the Company, the Manager, Board Members or the other Members, could be taken by the Company, the Manager, Board Members or any of the other Members. The Manager, Board Members and the Members shall have the right to hold any investment opportunity or prospective economic advantage for their own account or to recommend such opportunity to Persons other than the Company, the Manager, Board Members or the other Members. The Members acknowledge that the Manager, Board Members and the other Members and their Affiliates own and/or manage other businesses, including businesses that may compete with the Company for the Manager's, Board Member's and Members' time. The Members hereby waive any and all rights and claims which they may otherwise have against the Manager, Board Members and the other Members and their respective officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates as a result of any such activities. Notwithstanding the foregoing, this Section shall be subject to, and not supersede, the terms and conditions of any employment agreement, consulting agreement, independent contractor agreement or otherwise between such party and the Company.

Section 7.10 **Discretion of the Manager; Limitation of Liability.** The Manager shall perform its managerial duties in good faith and in a manner it believes to be in, or not opposed to, the best interests of the Company. In performing its duties, the Manager shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, of any attorney, independent accountant or other Person as to matters which the Manager believes to be within such Person's professional or expert competence unless the Manager has actual knowledge concerning the matter in question that would cause such reliance to be unwarranted. In making any and all decisions relating to the conduct of the Company's business or otherwise delegated to them by any provision of this Agreement, the Manages shall be free to exercise its sole, absolute and unfettered discretion, unless such actions are in violation of this Agreement or Applicable Law, or are fraudulent, intentionally wrongful or grossly negligent. The Manager shall not, in respect of any such decision, be liable to the Company, the Members or any of their respective Affiliates or constituent owners for any resulting actual or alleged losses, damages, costs or expenses suffered by them so long as such decision was not the result of actual fraud, intentionally wrongful or grossly negligent in connection with the business and affairs of the Company. In no event shall the Manager be liable to the Company, the Members or any of their respective Affiliates or constituent owners for any consequential, indirect, incidental or special damages arising from their acts or omissions. Except as otherwise provided in the Delaware Act, by Applicable Law or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Manager.

Section 7.11 **Advisers**. The Manager(s) are hereby authorized to appoint one or more advisers ("**Adviser**" or "**Advisers**") to assist the Manager(s) and/or officers of the Company with regard to identified areas in which the Advisers have skills, background, industry knowledge, business relationships and connections and/or other knowledge or experience that would be helpful to the Manager(s) and/or the officers of the Company. Advisers shall not be officers but may be members of the Board of Directors and/or employees of the Company. As such, Advisers have no power or authority to bind the Company or to speak for the Company, unless authorized by a Manager in writing (email will suffice). The

Managers may determine appropriate compensation for these advisory services, including without limitation, the payment of fees and/or the granting of Incentive Units to Advisers. Advisers may be removed by the Manager(s) at any time with or without cause.

The Co-Managers have engaged a team of cattle industry experts to serve as Advisers to the Company in order utilize their industry skills, background, industry knowledge, business relationships and connections and/or other knowledge or experience.


ARTICLE VIII
TRANSFER


Section 8.01   Restrictions on Transfer and Encumbrance of Membership Interest.

(a)   <u>Transfers</u>. Except as otherwise required by law or as expressly stated otherwise in this Agreement, Units in the Company may not be sold or otherwise Transferred, by operation of law or otherwise, except upon the prior written approval of the Manager, which approval may be withheld or conditioned for any reason. Upon the approval of the Manager, the Manager may establish any terms and conditions of a Transfer as the Manager may determine. The Transfer by any Holder of Units in the Company will be subject to all the terms, conditions, restrictions, and obligations of this Agreement. Notwithstanding the foregoing or anything in this Agreement to the contrary, each Person holding Units acknowledges and agrees that, in accordance with Section 4(a)(6) of the Securities Act, the Units of membership interests cannot be Transferred during the one-year period beginning on the date of purchase, unless Transferred: (a) to the Company, (b) to an accredited investor, (c) as part of an SEC-registered offering, or (d) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance; provided, however, that any Member who Transfers Units and the Transferee shall remain bound by the provisions of this Article VIII.

(b)   <u>Mandatory Conditions to Transfers</u>. Notwithstanding any other provision of this Agreement (including Section 8.02), each Holder agrees that it will not Transfer all or any portion of its Units in the Company, and the Company agrees that it shall not issue any Units:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue-sky laws, and then, with respect to a Transfer of Membership Interests, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii)   if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulations Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulations Section 1.7704-1(h)(3);

(iii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iv)   if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes, unless all Units are transferred to a single Person, with the result that the company becomes or may become a disregarded entity for federal income tax purposes;

(v) if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(vi) if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c) _Encumbrances._ Units of the Company may not be encumbered, pledged, hypothecated, or otherwise used as collateral or security for an obligation, by operation of law or otherwise, except upon the prior written approval of the Manager, which approval may be withheld or conditioned for any reason. Upon the approval by the Manager, the Manager may establish any terms and conditions of an encumbrance as the Manager may determine. The Transferee (as a result of foreclosure or otherwise) of any Member's membership interest in the Company is subject to all the terms, conditions, restrictions, and obligations of this Agreement.

(d) _Transfers in Violation of this Agreement._ The Company reserves the right to determine that any Transfer or attempted Transfer of Units in violation of this Agreement shall be null and void, and in this event, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Units for all purposes of this Agreement. If for any reason a Transfer of Units takes place in violation or breach of this Article VIII, in addition to other remedies, the recipient of the Unit will be treated as receiving an Involuntary Transfer under Section 8.02(b).

Section 8.02 Process to Request Approval of Transfers.

(a) _Voluntary Transfers._ If a Holder intends to transfer all or part of such Holder's Units (the "**Offered Units**") to any Person, such Holder (the "**Transferor**") first shall submit to the Company a written request to transfer the Offered Units (the "**Transfer Request**"). The Transfer Request shall name specifically the Person to whom the Transferor intends to transfer the Offered Units (the "**Proposed Transferee**") and the price and other terms upon which the intended transfer is to be made and shall include copies of the written offer and pertinent documentation, and any other information requested by the Manager.

(b) _Involuntary Transfer._ Upon the occurrence of an Involuntary Transfer Event, the Person acquiring or claiming to acquire Units, unless admitted as a Member of the Company pursuant this Agreement, shall not be entitled to any of the rights, powers or privileges of the Transferor with respect to the Offered Units, except that such Person shall receive and be credited or debited with its share of the Company's distributions and Profits and Losses, but the Units shall remain fully subject to the terms, conditions and obligations set forth in the Agreement, including without limitation the transfer restrictions set forth in this ARTICLE VIII.

(c) _Review of Transfer Request._ The Manager shall use reasonable efforts to determine whether to permit or deny the proposed Transfer in no more than 15 Business Days from the time the Manager determines, in its sole discretion, that it has received all information it requires to make that determination.

Section 8.03 Restrictions and Rights Applicable to Common Units under the PVB SPV Limited Liability Company Agreement. The Limited Liability Company Agreement for PVB SPV contains provisions that are applicable to the transfer of Common Units issued thereunder and hereunder. Those provisions apply to Units of the Company held by PVB SPV and pass certain rights through PVB SPV to its members including the rights set forth below in Section 8.05 (Right of First Refusal), Section 8.06 (Drag-Along Rights) and Section 8.07 (Tag-Along Rights), with the result that these provisions shall apply with equal force and effect to Holders of Units in PVB SPV if they were direct holders of Common Units in the Company, in accordance with the following adjustments. This Section 8.03 is intended to fully comply with the Crowdfunding Vehicle Rules and shall be interpreted and applied in accordance with this intent and to the extent that this Agreement and the Crowdfunding Vehicle Rules are in conflict or are inconsistent, then the Crowdfunding Vehicle Rules shall supersede and control.

(a) <u>Right of First Refusal</u>. The Right of First Refusal held by the Company shall also apply in effect to all Units of PVB SPV. In the event that the Company exercises this right, it shall redeem Common Units of the Company held by PVB SPV and PVB SPV will then redeem Offered Units of the Company as defined below from PVB SPV, with the result that each Holder of the Units in PVB SPV who wants to transfer such Units will receive the same consideration as if such Units were sold under the Transfer Request, as defined below.

(b) <u>Drag-Along Rights</u>. In the event that the Company elects to exercise the Drag-Along Rights set forth below, it shall provide PVB SPV with a written notice expressing that intent and at the closing of the Change In Control transaction, the Company shall redeem the appropriate number of Common Units of the Company held by from PVB SPV and PVB SPV will then redeem the Units of PVB SPV from the Holders thereof with the same result as if such Holders directly owned Common Units of the Company.

(c) <u>Tag-Along Rights</u>. Holders of Units in PVB SPV shall be entitled to exercise Tag-Along Rights as if they held Common Units of the Company directly, rather than owning Units of PVB SPV that have a one-to-one relationship with Common Units of the Company. At the closing of the Tag-Along transaction, the Company will redeem, or cause the purchaser to purchase, the appropriate number of Common Units of the Company held by PVB SPV and PVB SPV will then redeem the Units of PVB SPV from the Holders thereof electing to exercise Tag-Along Rights with the same result as if such Holders owned Common Units of the Company directly.

The Holders of Units in PVB SPV may provide instructions to the Manager of PVB SPV, which is the Company, with regard to Tag-Along Rights and the Manager of PVB SPV and the Company shall follow such instructions.

Section 8.04 Right of First Refusal.

(a) <u>Offer to Sell</u>. For voluntary transfers, the Transfer Request shall be deemed an offer from the Transferor to sell the Offered Units to the Company at the price and on the terms set forth in the Transfer Request. The Company may elect to purchase part or all of the Offered Units by giving written notice thereof to the Transferor within fifteen (15) days following receipt of the Transfer Request and all information requested by the Company. The Company may assign its right to purchase the Offered Units to one or more Persons, but in such event, the Company shall remain fully responsible to cause the closing of the purchase of the Offered Units to occur. In the event that the Company does not elect to purchase the Offered Units, it shall inform the Transferor and the Proposed Transferee by written notice not later than the required dates of acceptance as set forth in the immediately preceding sentences (the "**Company Notice Not To Buy**"). In the event that the Company has not elected to purchase the Offered Units by the fifteen

(15th) day after the delivery of the Transfer Request and all information requested by the Company, that shall be deemed to be treated as if the Company delivered a Company Notice Not to Buy.

(b) <u>Offer Not Accepted</u>. If the Company does not elect to purchase all of the Offered Units, then, for a period of fifteen (15) after the actual or deemed delivery of the Company Notice Not to Buy, then the Transferor may Transfer the Offered Units to the Proposed Transferee, on the terms specified in the Transfer Request after compliance with <u>Section 8.04(e).</u> If the Transferor does not transfer the Offered Units to the Proposed Transferee on the terms specified in the Transfer Request within such fifteen (15) day period, the Offered Units again shall be subject to all of the restrictions on transfer set forth in this ARTICLE VIII and other terms of this Agreement.

(c) <u>Closing</u>. The closing of the purchase of the Offered Units pursuant to this <u>Section 8.04</u> shall take place on a date mutually agreed upon by the Transferor and the purchaser(s) of the Offered Units, but not later than thirty (30) days after the Company Notice Not to Buy.

(d) <u>Non-Cash Consideration</u>. If any consideration to be received by the Transferor for the Offered Units is property other than cash, then for purposes of determining the Company's right to buy the Offered Units, the price shall be determined to that extent by the fair market value of such non-cash consideration as reasonably determined by the Company.

(e) <u>Additional Requirements for Valid Transfer</u>. No purported transfer otherwise complying with this <u>Section 8.04</u> will be effective until the Transferor and the purchaser(s) of the Offered Units furnish to the Company such instruments and assurances as the Manager may request, including, if requested, an Opinion of Counsel satisfactory to the Company that (i) the Units being transferred have been registered or are exempt from registration under the Securities Act of 1933, as amended, and applicable state securities laws (ii) the transfer would not materially adversely affect the classification of the Company as a partnership for federal or state income tax purposes or (iii) the transfer would not affect the Company's qualification as a limited liability company under the Delaware Act. In this regard, the Company may require an Opinion of Counsel and the cost of the Opinion of Counsel shall be paid for solely by the Transferor.

(f) <u>Rights of Transferee</u>. Notwithstanding anything to the contrary herein, unless admitted as a Member of the Company pursuant this Agreement, any Person who is not already a Member at the time they acquire any Offered Units pursuant to this <u>Section 8.04</u> (a "**Third Party Transferee**") shall not be entitled to any of the rights, powers or privileges of the Transferor with respect to the Offered Units, except that a Third Party Transferee shall receive and be credited or debited with its share of the Company's distributions and Profits and Losses, but the Units shall remain fully subject to the terms, conditions and obligations set forth in the Agreement, including without limitation the transfer restrictions set forth in this ARTICLE VIII.

Section 8.05 Drag-Along Provisions.

(a) <u>Notice</u>. In the event the Manager approves a Change of Control in accordance with this Agreement, specifying that this Section 8.05 shall apply to such transaction (**"Drag-Along Right"**), then the Manager shall provide each Member with notice of that approval (**"Drag-Along Notice"**) and, then each Member hereby agrees:

(i) if such Change in Control requires Member approval, with respect to all Units that such Member owns or over which such Member otherwise exercises voting power, to vote (A) all such Units in favor of, and adopt, such Change of Control (together with any related amendment to the Company's governance documents required in order to implement such Change of Control), and (B) in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Change of Control;

(ii)   if such Change of Control is to be effected by sale of the Units to a third party, to sell the same proportion of Units beneficially held by such Holder as is being sold by all other Holders and, except as permitted in this Section 8.05, on the same terms and conditions as holders of the same class or series of Units are so selling;

(iii)   to execute and deliver all related documentation and take such other action in support of the Change of Control as shall reasonably be requested by the Company in order to carry out the terms and provisions of this Section 8.05, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, exchange agreement, consent, waiver, governmental filing, certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(iv)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Units owned by such Holder or its Affiliate in a voting trust or subject any Units to any arrangement or agreement with respect to the voting of such Units, unless specifically requested to do so by the acquirer in connection with the Change of Control;

(v)   not to assert or exercise any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Change of Control; and

(vi)   if the consideration to be paid in exchange for the Units in any Change of Control includes any securities and due receipt thereof by any Holder would require under applicable law (A) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities, or (B) the provision to any Holder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D, as promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Holder in lieu thereof, against surrender of the Units which would have otherwise been sold by such Holder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Holder would otherwise receive as of the date of the issuance of such securities in exchange for such Holder's Units.

(b)   Conditions. Notwithstanding the foregoing, no Holder will be required to comply with the foregoing in connection with any proposed Change of Control unless:

(i)   any representations and warranties to be made by such Holder in connection with such proposed Change of Control are limited to representations and warranties related to authority, ownership and the ability to convey title to such Holder's Units, including, without limitation, representations and warranties that (A) the Holder holds all right, title and interest in and to the Units such Holder purports to hold, free and clear of all liens and encumbrances, (B) the obligations of the Holder in connection with the proposed Change of Control have been duly authorized, if applicable, (C) the documents to be entered into by the Holder have been duly executed by the Holder and delivered to the acquirer and are enforceable against the Holder in accordance with their respective terms, and (D) neither the execution and delivery of documents to be entered into in connection with such proposed Change of Control, nor the performance of the Holder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(ii)   Holder shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with such proposed Change in Control, other than the Company (except to the extent that funds may be paid in proportion to the amount of consideration to be received by such Holder out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Holder of any of identical representations, warranties and covenants provided by all Holders); and

(iii)   the liability for indemnification, if any, of such Holder in such proposed Change of Control and for the inaccuracy of any representations and warranties made by the Company in connection with such proposed Change of Control, is: (A) several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Holder of any of identical representations, warranties and covenants provided by all Holders), (B) is pro rata in proportion to the amount of consideration paid to such Holder in connection with such proposed Change of Control (in accordance with the provisions of the Company's governance documents), and (C) cannot 20% of the consideration received by such Holder.

(c)   Proxy. Subject to Section 4.10(b) which shall supersede and control, each Holder hereby constitutes and appoints the Manager with full power of substitution, as the proxies of the party with respect to the matters set forth in this Section 8.05, and hereby authorizes each of them to represent and to vote, if and only if the party (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such Holder's Units in accordance with this Section 8.05. The proxy granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the Holders in connection with this Agreement and, as such, is coupled with an interest and shall be irrevocable unless and until this Agreement terminates. Each Holder hereby revokes any and all previous proxies with respect to the Units and shall not hereafter, unless and until this Agreement terminates, purport to grant any other proxy or power of attorney with respect to any of the Units, deposit any of the Units into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Units, in each case, with respect to any of the matters set forth herein.

Section 8.06   Tag-Along Rights. In the event that (i) one or more Transferors have provided a Transfer Request and desire to convey to any Proposed Transferee fifty percent (50%) or more of the issued and outstanding Units of the Company, (ii) the Company has not exercised the "Right of First Refusal" set forth in Section 8.04 above, and (iii) the Transferors have not elected to exercise the Drag-along Right set forth in Section 8.05 above, then each of the other Members or Holders of Units (each a "**Tag-Along Member**") shall have the option to require the Transferors to arrange for the purchase by such Proposed Transferee of all of the Units which the Tag-Along Members may then hold (the "**Tag-Along Units**") at the same time and upon the same terms and conditions at which the Transferors sell their Units pursuant to the Transfer Request (the "**Tag-Along Right**"). Each of the Tag-Along Members may exercise his or her Tag-Along Right by providing the Transferors with written notice of such exercise on or before thirty (30) days after the Transfer Request is given by the Transferors. If any of the Tag-Along Members shall so elect to exercise his or her Tag-Along Right, the Transferors shall arrange for the purchase of all of the Tag-Along Units at the same time as, and upon the same terms and conditions upon which, the Transferors sell their Units. If such Proposed Transferee is unwilling or unable to purchase all of the Tag-Along Units upon the same proposed terms and conditions, the Transferors may elect either to cancel the proposed transfer or to allocate the maximum number of Units that the Proposed Transferee is willing to purchase among the Transferors and the Tag-Along Members based on their relative Units of ownership.

Section 8.07   Deliverables at Closing of Transfer of Units. Upon payment of the consideration due hereunder, each Transferor transferring Units under this Article VIII shall execute and deliver such assignments and other instruments as are reasonably necessary in the opinion of the Company to evidence and carry out the transfer of the Offered Units to the purchaser(s) of the Offered Units, including a certificate dated as of the date of closing containing representations and warranties that the Transferor has transferred to the purchaser(s) of the Offered Units good and marketable title to the Offered Units free and clear of all encumbrances other than those imposed by this Agreement and that the Transferor will forever defend title to the Offered Units against any and all claims arising by, through or under Transferor.

Section 8.08   Specific Performance. Each Member acknowledges that it shall be inadequate or impossible, or both, to measure in money the damage to the Company or the Members, if any of them or any Transferee or any legal representative of any party hereto fails to comply with any of the restrictions or obligations imposed by this ARTICLE VIII, that every such restriction and obligation is material, and that in the event of any such failure, the Company and the Members shall not have an adequate remedy at law or in damages. Therefore, each Member consents to the issuance of an injunction or the enforcement of other equitable remedies against such Member at the suit of an aggrieved party without the posting of any bond or other security, to compel specific performance of all of the terms of this ARTICLE VIII and to prevent any Transfer of Membership Interests in contravention of any terms of this ARTICLE VIII, and waives any defenses thereto, including the defenses of: (i) failure of consideration; or (ii) breach of any other provision of this Agreement and availability of relief in damages.


ARTICLE IX
EXCULPATION AND INDEMNIFICATION


Section 9.01   Exculpation of Covered Persons.

(a)   <u>Covered Persons.</u> As used herein, the term "**Covered Person**" shall mean (i) each Member; (ii) each officer, director, stockholder, partner, member, Affiliate, employee, agent or representative of each Member; and (iii) each Manager, Board Member, Officer, Adviser, employee, agent or representative of the Company.

(b)   <u>Standard of Care.</u> No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in their capacity as a Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c)   <u>Good Faith Reliance.</u> A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Net Income or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (i) a Manager; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in Section 18-406 of the Delaware Act.

Section 9.02 Liabilities and Duties of Covered Persons.

(a)   Limitation of Liability. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   Duties. Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), such Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

Section 9.03 Indemnification.

(a)   Indemnification. To the fullest extent permitted by the Delaware Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement, only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Delaware Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

(i)   any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or any direct or indirect Subsidiary of the foregoing in connection with the Business of the Company; or

(ii)   such Covered Person being or acting in connection with the business of the Company as a member, stockholder, Affiliate, manager, director, officer, employee or agent of the Company, any Member, or any of their respective Affiliates, or that such Covered Person is or was serving at the request of the Company as a member, manager, director, officer, employee or agent of any Person including the Company;

provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and within the scope of such Covered Person's authority conferred on them by the Company and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud or willful misconduct, in each case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) <u>Control of Defense.</u> Upon a Covered Person's discovery of any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 9.03, the Covered Person shall give prompt written notice to the Company of such claim, lawsuit or proceeding; *provided*, that the failure of the Covered Person to provide such notice shall not relieve the Company of any indemnification obligation under this Section 9.03, unless the Company shall have been materially prejudiced thereby. Subject to the approval of the disinterested Members, the Company shall be entitled to participate in or assume the defense of any such claim, lawsuit or proceeding at its own expense. After notice from the Company to the Covered Person of its election to assume the defense of any such claim, lawsuit or proceeding, the Company shall not be liable to the Covered Person under this Agreement or otherwise for any legal or other expenses subsequently incurred by the Covered Person in connection with investigating, preparing to defend or defending any such claim, lawsuit or other proceeding. If the Company does not elect (or fails to elect) to assume the defense of any such claim, lawsuit or proceeding, the Covered Person shall have the right to assume the defense of such claim, lawsuit or proceeding as it deems appropriate, but it shall not settle any such claim, lawsuit or proceeding without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) <u>Reimbursement.</u> The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 9.03; *provided*, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 9.03, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(d) <u>Entitlement to Indemnity.</u> The indemnification provided by this Section 9.03 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 9.03 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 9.03 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(e) <u>Insurance.</u> To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; *provided*, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(f)   Funding of Indemnification Obligation. Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 9.03 shall be provided only from funds provided by the Company and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(g)   Savings Clause. If this Section 9.03 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 10.03 to the fullest extent permitted by any applicable portion of this Section 10.03 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(h)   Amendment. The provisions of this Section 9.03 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 9.03 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this Section 9.03 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

Section 9.04   Survival. The provisions of this ARTICLE IX shall survive the dissolution, liquidation, winding up and termination of the Company.

ARTICLE X
ACCOUNTING; TAX MATTERS

Section 10.01 Books and Records.

(a)   The Manager shall keep or cause to be kept full and true books of account, in which shall be entered fully and accurately each transaction of the Company. The Company shall maintain the following at its designated office: (a) a current list in alphabetical order of the full name and last known business address of each Member; (b) a copy of the stamped Certificate and this Agreement and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any document has been executed; (c) copies of the Company's federal, state, and local income tax returns and reports and summary level financial statements, if any, for the three most recent years; (d) copies of this Agreement and any amendments thereto; (e) unless contained in this Agreement, the Certificate, or in any amendments thereto, a writing setting out the amount of cash contributed by each Member and which each Member has agreed to contribute, and (f) any other information as may be required to be disclosed by applicable law. Any records maintained by the Company in the regular course of its business may be kept in electronic form, or in the form of, magnetic tape or disc, photographs, or any other information storage device, provided that the records so kept are convertible into clearly legible written form within a reasonable period of time.

(b)   With the consent of the Manager which will be granted if required by Applicable Law, but otherwise in its sole discretion, each Member shall be allowed full and complete access to review all records and books of account of the Company solely as they relate to the Membership Interest of that Member upon 15 days' prior written notice. The Manager shall retain all records and books relating to the Company for a period of at least five years after the dissolution of the Company. Each Member agrees that (i) such books and records contain confidential information relating to other Members, and (ii) the Manager shall have the right, except as prohibited by the Delaware Act or Applicable Law, to prohibit or otherwise limit in its reasonable discretion the making of any copies of such books and records.

(c)   The Company will provide to the Members all disclosures and other information required under Regulation Crowdfunding and the Company agrees that it will promptly provide such disclosures and other information to its investors and potential investors in the Company's Units. and to the relevant intermediary.

(d)   The fiscal year and the tax year of the Company shall be the calendar year.

Section 10.02 Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as a partnership for U.S., federal, state and local income tax purposes. Neither the Company nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 10.03 Tax Matters Representative.

(a)   Appointment; Removal. The Manager is hereby appointed as the "partnership representative" as provided in Code Section 6223(a) (the "**Tax Matters Representative**").

(b)   Tax Examinations and Audits. The Tax Matters Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by Taxing Authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Tax Matters Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority.

(c)   US Federal Tax Proceedings. To the extent permitted by applicable law and regulations, the Tax Matters Representative shall cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the BBA (the "**Revised Partnership Audit Rules**") pursuant to Code Section 6221(b). For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Tax Matters Representative shall cause the Company to elect the alternative procedure under Code Section 6226, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)   Tax Returns and Tax Deficiencies. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and taxes imposed pursuant to Code Section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in Section 6.02.

(e)   Section 754 Election. Each Member understands and agrees that the Manager may cause the Company to make an election under Section 754 of the Code or an election to be treated as an "electing investment partnership" for purposes of Section 743 of the Code. If the Company elects to be treated as an electing investment partnership, the Member shall cooperate with the Company to maintain that status and shall not take any action that would be inconsistent with such election. Upon request, the Member shall provide the Company with any information necessary to allow the Company to comply with (a) its obligations to make tax basis adjustments under Section 734 or 743 of the Code and (b) its obligations as an electing investment partnership.

(f)   Indemnification. The Company shall defend, indemnify, and hold harmless the Tax Matters Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of the Tax Matters Representative's responsibilities, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

(g)   Survival. The provisions of this Section 11.04 and the obligations of a Member or former Member pursuant to Section 11.04 shall survive the termination, dissolution, liquidation, and winding up of the Company and the withdrawal of such Member from the Company or Transfer of such Member's Membership Interests.

Section 10.04 Tax Returns. At the expense of the Company, the Manager (or any Officer that the Manager may designate pursuant to Section 7.06) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager or designated Officer will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state and local income tax returns for such Fiscal Year.

Section 10.05 Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Manager, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Manager may designate.

ARTICLE XI
DISSOLUTION AND LIQUIDATION

Section 11.01 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(b) The entry of a decree of judicial dissolution under Section 18-802 of the Delaware Act.

Section 11.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 11.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 11.03 and the Certificate of Formation shall have been cancelled as provided in Section 11.04.

Section 11.03 Liquidation. If the Company is dissolved pursuant to Section 11.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a) <u>Liquidator.</u> The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b) <u>Accounting.</u> As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a certified public accounting firm of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) <u>Distribution of Proceeds.</u> The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i) *first*, to the payment of all of the Company's debts and liabilities to its creditors and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) *second*, to the establishment of and additions to reserves that are determined by the Liquidator to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; to the extent that the Liquidator later determines that the reserves can be reduced or eliminated, such funds shall be distributed pursuant to (i) and then to (iii) of this Section 11.03(c); and

(iii) *third*, to the Members in accordance with their Sharing Ratios.

(d) <u>Discretion of Liquidator.</u> Notwithstanding the provisions of Section 11.03(c) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 11.03(c), upon dissolution of the Company the Liquidator shall, to the extent reasonably feasible, distribute to the Members, in lieu of cash, the assets of the Company in kind. Any such distribution in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such distribution, any property to be distributed will be valued at its Fair Market Value as determined by the Liquidator in good faith.

Section 11.04 Cancellation of Certificate. Upon completion of the distribution of the assets of the Company as provided in Section 11.03(c) hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Certificate of Formation in the State of Delaware and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware and shall take such other actions as may be necessary to terminate the Company.

Section 11.05 Recourse for Claims. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company and shall have no recourse therefor (upon dissolution or otherwise) against the Liquidator or any other Member.

ARTICLE XII
MISCELLANEOUS

Section 12.01 Costs and Expenses.

(a) Costs of this Agreement. All costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

(b) Litigation Expenses. If any legal action, arbitration, or other proceeding is brought under this Agreement, in addition to any other relief to which the successful or prevailing party or parties (the "**Prevailing Party**") is entitled, the Prevailing Party is entitled to recover, and the non-Prevailing Party shall pay, all reasonable attorneys' fees, court costs, and expenses of the Prevailing Party, even if not recoverable by law as court costs (including, without limitation, all fees, taxes, costs and expenses incident to arbitration, appellate, bankruptcy, and post-judgment proceedings), incurred in that action, arbitration, or proceeding and all appellate proceedings. For purposes of this Section 12.01, the term "attorneys' fees" includes, without limitation, paralegal fees, investigative fees, expert witness fees, out of pocket costs, administrative costs, disbursements, and all other charges billed by the attorney to the Prevailing Party.

Section 12.02 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 12.03 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the Company at the business address as set forth on its website (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.03). If to a Member or Manager, to such Member's or Manager's respective mailing address as set forth on the Members Schedule or Manager Schedule, as applicable. Copies of all notices hereunder shall also be sent to the intended recipient by e-mail to the email address of the recipient and each recipient agrees to promptly acknowledge receipt of any email notices received by it.

Section 12.04 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

Section 12.05 Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in Section 9.03(g), upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 12.06 Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. In entering into this Agreement, the parties represent, warrant, and agree that they have not relied upon the accuracy or completeness of, whether express or implied, any statement, information, representation, warranty, or agreement of another party except for those expressly contained in this Agreement. There are no conditions precedent to the effectiveness of this Agreement other than those expressly stated in this Agreement.

Section 12.07 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. This Agreement may not be assigned by any Member except as permitted by this Agreement and any assignment in violation of this Agreement shall be null and void.

Section 12.08 No Third-Party Beneficiaries. Except as provided in ARTICLE IX, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 12.09 Amendment. Any provision of this Agreement may be amended or modified by an instrument in writing executed unilaterally by Manager, provided that the provisions of ARTICLE IX shall not be amended in any way that would: (i) adversely affect an Indemnitee without the consent of such Indemnitee, or (ii) violate the Crowdfunding Vehicle Rules. Except as may otherwise be specified herein, amendments to this Agreement that do not have a materially and disproportionately adverse effect on certain but not all Holders of a class of Securities, such as allowing new investors voting rights or the creation of New Securities as contemplated by Section 4.04 above may be approved by the Board;

provided however that any amendment to the Operating Agreement that has a materially and disproportionately adverse effect on Members of class of Securities compared to the effect on other Members in the same class requires the prior written consent of the adversely effected class Member(s). For example and clarity, but not by way of limitation, the Board may amend this Agreement to create a new class of securities pursuant to Section 4.03 hereof, but could not allow some, but not all Members of an existing class of securities to convert their securities into another class. The Board shall have the right to amend, or amend and restate, this Agreement to reflect the terms and conditions of any Company Securities created and authorized under Section 4.03 and necessary amendments to other provisions of this Agreement, including without limitation, Article V (Allocation of Net Income and Net Loss) and Article VI (Distributions).

Section 12.10 **Waiver.** No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. For the avoidance of doubt, nothing contained in this Section 12.01 shall diminish any of the explicit and implicit waivers described in this Agreement, including in Section 4.07(e), and Section 12.13 hereof.

Section 12.11 **Governing Law.** All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

Section 12.12 **Submission to Jurisdiction.** The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, shall be brought in the United States District Court for the Northern District of Oklahoma, so long as such court has subject-matter jurisdiction over such suit, action or proceeding, and that any case of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Oklahoma. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice or other document by registered mail to the address set forth in Section 12.03 shall be effective service of process for any suit, action or other proceeding brought in any such court.

Section 12.13 **Waiver of Jury Trial.** Each party hereto hereby acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 12.14 **Equitable Remedies.** Each party hereto acknowledges that a breach or threatened breach by such party of any of such party's obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 12.15 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in Section 9.03(e) to the contrary.

Section 12.16 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 12.17 Confidentiality.

(a) Except as otherwise required by law or except with the prior written permission of the Company, each Member hereto shall, and shall cause each of their Representatives to, at all times hold in confidence and trust and not use or disclose any Confidential Information of the Company provided to or learned by such Member relating to the Company and/or in connection with Member's rights under this Agreement. Notwithstanding the foregoing, a Member may disclose any Confidential Information of the Company provided to or learned by Member in connection with such rights to the minimum extent necessary (i) to evaluate or monitor Member's investment in the Company; (ii) as required by any court or other governmental body, provided that Member provides the Company with prompt notice of such court order or requirement to the Company to enable the Company to seek a protective order or otherwise to prevent or restrict such disclosure; (iii) to legal counsel of Member; (iv) in connection with the enforcement of this Agreement or rights under this Agreement; or (v) to comply with Applicable Law. In all such instances, the disclosing Member shall use commercially reasonable best efforts to require that the recipients of the information are legally bound to keep the disclosed information confidential.

(b) The terms and obligations pertaining to confidentiality in this Agreement shall remain in full force and effect: (A) for Confidential Information that constitutes Trade Secrets- the longer of the period during which such information remains Trade Secrets under applicable law or until the Confidentiality Covenant Period expires (B) for Confidential Information that does not constitute Trade Secrets- until the Confidentiality Covenant Period expires. The **"Confidentiality Covenant Period"** shall commence upon the acquisition of Units by a Person and terminate five (5) years after the Person ceases to hold Units in the Company.

(c) The provisions of this **Error! Reference source not found.** shall be in addition to, and not in substitution for, the provisions of any separate nondisclosure agreement executed by the parties hereto with respect to the transactions contemplated hereby. In the event that the Member has entered into a separate nondisclosure agreement or other agreement containing restrictive covenants with the Company and the terms of which are inconsistent or in conflict with the provisions set forth herein, then the provisions that are most protective of the Company, as determined in the reasonable discretion of the Manager, shall supersede and control. Each Member further agrees to return the Confidential Information to the Company upon demand if Member ceases to be a Member of the Company.

(d)   Notwithstanding the foregoing, Members may not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a Trade Secret that is made: (i) in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney if such disclosure is made solely for the purpose of reporting or investigating a suspected violation of law or for pursuing an anti-retaliation lawsuit; or (ii) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal and the Member does not disclose the Trade Secret except pursuant to a court order.

(e)   Further, a Member may disclose Confidential Information to his or its legal, accounting and tax advisors, who are legally obligated to keep the Confidential Information private and confidential.

Section 12.18 Subsequent Parties. Any purchaser or transferee of Units in the Company shall be made a party to this agreement upon execution of a Joinder Agreement by such purchaser and the Company ("**Subsequent Party**"), and upon such execution, such Subsequent Party shall be deemed to be a party to this Agreement to the same extent as if such Subsequent Party had signed this Agreement on the date on which it acquired Units in the Company.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

The Company:

By: *Debra Sweeney*

Debra Sweeney- for the Company, as Co-Manager

By: *Gabriel Orr*

Gabe Orr- for the Company, as Co-Manager

Other Members:

[signature] Member

By: CZB Development LLC
Name: Jerot Pearson

By: *Boyd Orr*
Name: Boyd Orr

Index to Exhibits-
Exhibit A- Definitions
Exhibit B- Form C
Exhibit C- Members Schedule

DEFINITIONS

"**Additional Company Equity Securities**" has the meaning ascribed thereto in Section 4.03(a).

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) crediting to such Capital Account any amount that such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i); and

(b) debiting to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"**Adjusted Taxable Income**" of a Member for a Fiscal Year (or portion thereof) with respect to the Membership Interest held by such Member means the federal taxable income allocated by the Company to the Member with respect to its Membership Interest (as adjusted by any final determination in connection with any tax audit or other proceeding) for such Fiscal Year (or portion thereof); *provided*, that such taxable income shall be computed (i) minus any excess taxable loss or excess taxable credits of the Company for any prior period allocable to such Member with respect to its Membership Interest that were not previously taken into account for purposes of determining such Member's Adjusted Taxable Income in a prior Fiscal Year to the extent such loss or credit would be available under the Code to offset income of the Member (or, as appropriate, the direct or indirect owners of the Member) determined as if the income, loss, and credits from the Company were the only income, loss, and credits of the Member (or, as appropriate, the direct or indirect members of the Member) in such Fiscal Year and all prior Fiscal Years, and (ii) taking into account any special basis adjustment with respect to such Member resulting from an election by the Company under Code Section 754.

"**Adviser**" and "**Advisers**" shall have the meanings ascribed thereto in Section 7.11.

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" means this Limited Liability Company Agreement, as executed and as it may be amended, modified, supplemented or restated from time to time, as provided herein.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Applicable Rate**" has the meaning ascribed thereto in Section 3.08.

"**Award**" has the meaning ascribed thereto in Section 4.02(a).

"**Award Recipient**" has the meaning ascribed thereto in Section 4.02(a).

"**BBA**" means the Bipartisan Budget Act of 2015.

"**Board**", "**Board Member**" and "**Board of Directors**" have the meaning set forth in Section 7.01(c).

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Manager in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3).

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:
   (a)   the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;
   (b)   immediately prior to the distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such distribution;
   (c)   the Book Value of all Company assets may, in the sole discretion of the Manager, be adjusted to equal their respective gross Fair Market Values, as determined by the Manager, as of the following times:
      (i)   the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration for more than a *de minimis* Capital Contribution;
      (ii)   the distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest; and
      (iii)   the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);
   (d)   the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset

pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); *provided*, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e) if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Built-In Gain or Loss**" has the meaning set forth in Section 5.02(b).

"**Business Day**" means a day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required to close.

"**Business Opportunity**" shall have the meaning ascribed thereto in the second Recital.

"**Capital Account**" has the meaning set forth in Section 3.04.

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"**Cash Available for Distribution**" means, with respect to any period, all cash receipts and funds received by the Company (except for Capital Contributions), minus (i) all cash expenditures, including without limitation, payment of debt service, and (ii) the Company's cash reserve from time to time as reasonably determined by the Board of Directors.

"**cause**" has the meaning set forth in Section 7.02(a).

"**Certificate of Formation**" has the meaning set forth in the Recitals.

"**Change of Control**" means (i) the sale or exclusive license of all or substantially all of the assets of the Company, (ii) the Company or the Members consummate a merger or other transaction that results in more than 50% of the Company's Units (or the units of equity interest in surviving entity in the merger) being owned by Persons who or which were not holders of Units immediately prior to such consummation.

"**Closing**" means the Initial Closing or any Subsequent Closing, as the case may be.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Common Units**" means the Units created pursuant to Section 4.01.

"**Company**" has the meaning set forth in the Preamble.

"**Company Debt Securities**" has the meaning set forth in Section 4.03(b)

"**Company Minimum Gain**" means "partnership minimum gain" as defined in Treasury Regulations Section 1.704-2(b)(2), substituting the term "Company" for the term "partnership" as the context requires.

"**Company Notice Not To Buy**" has the meaning set forth in Section 8.04(a).

"**Company Securities**" has the meaning set forth in Section 4.03(b).

"**Confidential Information**" means information or material proprietary to the Company or proprietary to others and entrusted to the Company, whether written or oral, tangible or intangible, that a Member or Manager (or a Member's or Manager's Representative) obtains knowledge of through or as a result of the Member's or Manager's activities (or the activities of a Member's or Manager's Representative) on behalf of the Company. Confidential Information may include, among other things, any data, know-how, Trade Secrets, designs, plans, drawings, specifications, reports, investors, companies, assets, customer and supplier lists, pricing information, and marketing techniques and materials, whether related to the Company's, or the Issuer's, past, present, or future business activities, research or development, or products or services, or the identities of other Members.

"**Confidentiality Covenant Period**" has the meaning set forth in Section 12.17(b).

"**Covered Person**" has the meaning set forth in Section 9.01(a).

"**Crowdfunding Vehicle Rules**" means the rules and regulations promulgated under 17 CFR §270.3a-9, as amended.

"**Delaware Act**" means the Delaware Limited Liability Company Act, Title 6, Chapter 18, §§18-101, *et seq*.

"**Division of Corporations**" has the meaning set forth in the Recitals.

"**Drag-Along Member**" has the meaning specified in Section 8.05.

"**Drag-Along Right**" has the meaning specified in Section 8.05.

"**Drag-Along Notice**" has the meaning set forth in Section 8.05(a).

"**Drag-Along Units**" has the meaning specified in Section 8.05(a).

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Manager based on such factors as the Manager, in the exercise of its reasonable business judgment, consider relevant.

"**Fiscal Year**" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**GAAP**" means United States generally accepted accounting principles in effect from time to time.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

"**Holder**" shall mean a Person who is the owner of Units, which for purposes of determining a Holder's Capital Contributions shall include the Holder's predecessors in title. The Manager may require proof of such ownership in form and substance satisfactory to it prior to making distributions or providing any benefits to a Person claiming to be a Holder under this Agreement. Notwithstanding the forgoing, any Person claiming to be a Holder hereunder shall be subject to all terms, conditions, obligations, and other provisions imposed hereunder.

"**Independent Third Party**" means, with respect to any Member, any Person who is not an Affiliate of such Member.

"**Incentive Units**" has the meaning ascribed thereto in Section 4.02(a).

"**Initial Closing**" means the first Closing at which a Member (other than the Initial Member) was admitted to the Company in accordance with the Offering.

"**Initial Members**" means the Persons set forth on Exhibit C hereto.

"**Involuntary Transfer Event**" means any purported transfer of all or any part of the Holder's Units in a manner other than a voluntary transfer expressly permitted by this Agreement, including transfers by court order or operation of law, including upon, death, disability or pursuant to a decree of divorce or similar pleading.

"**Intermediary**" means the Intermediary described in the Form C pursuant to the Offering.

"**Joinder Agreement**" means an instrument provided by the Company, pursuant to which a party shall agree to be bound by the provisions of this Agreement and be admitted as a Member of the Company.

"**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance or other restriction or limitation of any nature whatsoever.

"**Liquidator**" has the meaning set forth in Section 11.03(a).

"**Loan Documents**" has the meaning set forth in Section 4.03(b).

"**Losses**" has the meaning set forth in Section 9.03(a).

"**Manager**" means each Person who is designated under Section 7.01(b) appointed or thereafter elected as a Manager in accordance with Section 7.02 but does not include any Person that subsequently ceases to be a Manager pursuant to the provisions of this Agreement. Managers need not be Members of the Company or residents of the State of Delaware. In the case of any Manager that is not a natural person, references herein to the Manager shall include and mean such Person acting by and through the duly authorized officers, directors, members, or managers (as appropriate) of such Person. If there is more than one Manager of the Company, any reference to the "Manager" in this Agreement (or any pronouns referring to the Manager) shall be understood to refer to the Managers.

"**Member**" means (a) each Person identified on the Members Schedule as of the date hereof as a Member who has executed this Agreement or a counterpart thereof; and (b) each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Delaware Act, in each case so long as such Person is shown on the Company's books and records as the owner of Membership Interests. The Members shall constitute "members" (as that term is defined in the Delaware Act) of the Company.

"**Member Nonrecourse Debt**" means "partner nonrecourse debt" as defined in Treasury Regulations Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"**Member Nonrecourse Deduction**" means "partner nonrecourse deduction" as defined in Treasury Regulations Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"**Members Schedule**" has the meaning set forth in Section 3.01.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's right (based on the Units held by such Member), as applicable, to (a) such Member's distributive share of Net Income, Net Losses, and other items of income, gain, loss, and deduction of the Company; (b) such Member's distributive share of the assets of the Company; (c) vote on, consent to, or otherwise participate in any decision of the Members as provided in this Agreement; and (d) any and all other benefits to which such Member may be entitled as provided in this Agreement or the Delaware Act. The Membership Interest may also mean a percentage interest in the Company based upon the proportion that such Member's total Units bears to the total Units of all Members. The terms "Unit" and "Membership Interest" may be used interchangeably in this Agreement, unless the context requires otherwise.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

(a) any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulations Section 1.704-1(b)(2)(iv)(I) as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(c) any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d) any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g);

(e) if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(f) to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"**Nonrecourse Deductions**" has the meaning set forth in Treasury Regulations Section 1.704-2(b).

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"Non-Voting" references Common Units or other equity interests issued by the Company that the Board of Directors has designated as such. Non-Voting Common Units or other non-voting equity interests issued by the Company shall have no right to vote on any matter on which holders of voting Common Units or other voting equity interests have a right to vote and such Units or equity shall be considered as not being outstanding for purposes of determining a percentage of the vote made, such as determining when a majority or super-majority vote of approval has occurred.

"Offered Units" has the meaning set forth in Section 8.02(a).

"Offering" means the Regulation CF Securities offering conducted by the Company as co-issuer with PVB SPV, pursuant to the Form C attached hereto as **Exhibit B**.

"Officers" has the meaning set forth in Section 7.06.

"Operating Advances" has the meaning set forth in Section 3.08.

"Permitted Transfer" means a Transfer of Membership Interests carried out pursuant to Section 8.02.

"Permitted Transferee" means a recipient of a Permitted Transfer.

"Person" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

"Prevailing Party" has the meaning set forth in Section 12.01(b) hereof.

"Proposed Transferee" has the meaning set forth in Section 8.02(a).

"PVB SPV" has the meaning ascribed thereto in the Recitals.

"Regulatory Allocations" has the meaning set forth in Section 5.02(a)(vii).

"Retained Distributions" has the meaning set forth in Section 6.01(c).

"Representative" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

"Revised Partnership Audit Rules" has the meaning set forth in Section 10.03(c).

"Right of First Refusal" shall have the meaning ascribed thereto in Section 8.04.

"Safe Harbor Election" has the meaning ascribed thereto in Section 4.02(d).

"Securities" means the equity being sold by the Company pursuant to the Offering.

"Securities Act" means the Securities Act of 1933.

"**Sharing Ratio**" means the percentages of ownership of Units within a class of securities determined by dividing the number of Units held by such Holder by the total number of Units in that class which are issued and outstanding.

"**Subsequent Closing**" means a Closing that occurs after the Initial Closing, at which any Member is admitted to the Company.

"**Subsequent Party**" has the meaning set forth in Section 12.18.

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable Manager are owned, directly or indirectly, by the first Person.

"**Subscription Agreement**" means the Subscription Agreement entered into by the Member pursuant to a purchase of Member Interests through the Offering.

"**Tag-Along Member**" has the meaning specified in Section 8.06.

"**Tag-Along Right**" has the meaning specified in Section 8.06.

"**Tag-Along Units**" has the meaning specified in Section 8.06.

"**Tax Matters Representative**" has the meaning set forth in Section 10.03(a).

"**Taxing Authority**" means any governmental authority or any subdivision, agency, commission or entity thereof or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any tax (including the IRS).

"**Third Party Transferee**" has the meaning set forth in Section 8.04(f).

"**Threshold Value**" has the meaning ascribed thereto in Section 4.02(b).

"**Trade Secrets**" shall be defined by applicable law but shall include without limitation all forms and types of financial, business, scientific, technical, economic, or engineering information, including patterns, plans, compilations, program devices, formulas, designs, prototypes, methods, techniques, processes, procedures, programs, or codes, whether tangible or intangible, and whether or how stored, compiled, or memorialized physically, electronically, graphically, photographically, or in writing if: (A) the owner thereof has taken reasonable measures to keep such information secret; and (B) the information derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable through proper means by another person who can obtain economic value from the disclosure or use of the information.

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Membership Interests owned by a Person or any interest (including a beneficial interest) in any Membership Interests owned by a Person. "**Transfer**" when used as a noun shall have a correlative meaning. "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Transfer Request**" has the meaning set forth in Section 8.02(a).

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Unit**" means a unit representing a fractional part of the membership interests of the Company having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to units in this Agreement. There may in the future be different classes or series of Units, each with its own privileges, preference, duties, liabilities, obligations, and rights. The terms "Unit" and "Membership Interest" may be used interchangeably in this Agreement, unless the context requires otherwise.

EXHIBIT B

FORM C

The Form C can be found at https://invest.equityvest.org/offering/[COMPANY]/details

SCHEDULE C

MEMBERS SCHEDULE

PLAINVIEW Beef Co LLC				
Ownership Structure (Initial Members are targeted to own 75% Post Money)				
	Pre-Money	Pre-Money		12/30/2024
	# of Common Units	Ownership %	Class of Units	Ownership %
Brent Orr	3,971,225.0	26.475%	Non-Voting	23.615%
Gabriel Orr	4,121,225.0	27.475%	Voting	24.507%
Debra Sweeney	1,000,000.0	6.667%	Voting	5.947%
CZB Development LLC	1,000,000.0	6.667%	Voting	5.947%
Mark Allen	332,550.0	2.217%	Voting	1.978%
Boyd Orr	300,000.0	2.000%	Voting	1.784%
CBCM	150,000.0	1.000%	Non-Voting	0.892%
Investors Holding Less than 0.15% each	125,000.0	0.833%	Voting	0.743%
Reserve for Other (Exec / Marketing / etc)	4,000,000.0	26.667%	Voting	23.786%
Totals	**15,000,000.0**	**100.000%**		**89.199%**
Double-check Total =	15,000,000.0			
Shares Issued to "PVB SPV" (as of 12/30/2024) =	1,816,350.1			10.801%
Total LLC Units issued (as of 12/30/2024) =	**16,816,350.1**			100.000%

Investors- Units issued at $1 per, but bonus Units may be issued for accredited investors who invest more than $20,000, but in no event will PVB SPV raise more than $5,000,000 in a rolling 12-month period as required and limited by Reg CF.

> **25%**

If the Company hits its targeted fundraising level of $5,000,000, the PVB SPV investor group will own 25% plus the applicable incentives and bonus %'s allocated by the Company. (As accredited investors participate at $20,000 or more investment amount by purchasing Units in PVB SPV, then the number of Units Issued by the Company and by PVB SPV will increase and all other %'s will be diluted) (As investors invest under incentive program(s) offered for investment by the Company, the number of units allocated by the Company and PVB SPV will increase and all other %'s will be diluted). The maximum percentage the PVB SPV investor group will own with all bonus and incentives shall be 32.84%.

Limited Liability Company Agreement
PLAINVIEW BEEF CO LLC